05010150

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Universal Holdings Ltd.

*CURRENT ADDRESS Century Yard
Cricket Square
Hutchins Drive
PO Box 2681 GT

**FORMER NAME Georgetown
Grand Cayman

**NEW ADDRESS British West Indies
Cayman Islands

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

FILE NO. 82- 34905 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/2/05

ARIS
12-31-04

UNIVERSAL HOLDINGS LIMITED

ANNUAL REPORT 2004

友利控股

(ll)

CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Mr. Ko Chun Shun, Johnson
Mr. Tsoi Tong Hoo, Tony
Mr. Shen Ka Yip, Timothy
Mr. Cheong Chow Yin
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David
Mr. Yuen Kin

COMPANY SECRETARY

Mr. Chan Kam Kwan, Jason

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

SOLICITORS

Baker & McKenzie

REGISTERED OFFICE

Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies
Cayman Islands

PRINCIPAL OFFICE IN HONG KONG

Unit 4306-07, Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE IN HONG KONG

Tengis Limited
G/F
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

BUSINESS FOCUS IN TUNE WITH MACRO AND MICRO DEVELOPMENTS

2004 has been a challenging year for most businesses including ours. The global economy has enjoyed another year of satisfactory growth under the backdrop of rising cost of raw materials (including the record crude oil prices) and increasing interest rates. In the case of the China and Hong Kong markets, both have thrived; with the Per Capita GDP for China rising and the unemployment rate in Hong Kong declining, complemented by the substantial influx of Chinese tourists into Hong Kong invigorating cross border tourism and the retail trade.

What is obvious is the willingness of consumers to invest and spend in both China and Hong Kong. Real estate prices in tier one Chinese cities, including Hong Kong, have shown strong momentum from the immediate post-SARS level which translates into on average, mid to high double digit housing price increases in 2004. Historically, Asia Pacific countries, especially the seven economic dragons, all have exhibited a similar growth pattern spilling over from exports to tourism, then to consumer spending; and in the case of China, the substantial improvement in consumer (including luxury) goods sales are good indications of this similar pattern will take place also in China.

In addition to these positive developments on the macro and regional front that provides a favorable backdrop for the future development of the Company, other relevant events will include the opening up of more commercial sectors in China; the rapid development of network technology through digitalization leading to affordable bandwidth supply creating a huge demand for content deliver through broadband TV and video streaming; and the continuing developments in the communications sectors exemplifying the significance of the media and digital convergence, i.e. the convergence of different media and the ultimate goal of delivering content of interests to consumers. These factors have motivated the Group to restructure its business focus to be involved in the China Media sector. We have announced on 2nd February 2005 for the proposed conditional acquisition of the Anglo Alliance Co. Ltd. ("Anglo Alliance"). Upon the successful acquisition of Anglo Alliance, it is expected that not only will there be an immediate re-rating of the Group, but it is also expected that this acquisition will be synergistic to DVN's business, which in turn enhances our investment in DVN.

FUTURE AND OUTLOOK

UHL is positioned strategically to participate in the new business sector of China Media, an important part of the consumer sector that is still expected to maintain a strong "outperformance" going forward both in 2005 and at least to 2008 — The Year of the Olympics in China. We are confident that this strategy will be a rewarding experience for our shareholders and also prove to be the most important turning point in Universal's recent history.

APPRECIATION

With this opportunity, I wish to extend my appreciation to all my fellow directors and employees for their commitment and dedications during the year. I would also like to thank our shareholders, partners and associates for their continuing support.

Ko Chun Shun, Johnson
Chairman

Hong Kong, 15th April 2005

BUSINESS REVIEW

The Group's results for the year was encouraging as there have been a number of positive changes in terms of establishing the platform for material and positive growth in 2005. As continued from the prior year, the Group significantly reduced its operating costs as a part of its business strategy and costs savings initiatives to return the Group to operating profit position in 2004. However, this operating profit was not sufficient to offset our portion of the loss incurred by our associated company DVN (Holdings) Limited ("DVN"), a listed company in Hong Kong. In February 2005, the Board refocused the Group's strategy to enter the high growth media business in China through the proposed acquisition of the Anglo Alliance Group. This acquisition provides the Group the platform to expand its media business in China. While the Board and management of UHL is not satisfied with the overall results in 2004, significant benefits from the Company's efforts have been generated which is expected to lead to a positive results in 2005.

For 2004, there has been a substantial reduction in the losses as reported by the Group. The Group's turnover for the year was HK$38,630,000 as compared to HK$30,011,000 in the prior year. Net loss attributable to shareholders amounted to HK$9,931,000 as compared against a net loss of HK$70,046,000 in 2003.

Below is the operational review of each division.

DIGITAL BROADCASTING INVESTMENT

One of the Group's significant investments includes DVN which is now working with Motorola to become China's leading supplier of digital equipment and services. To date, Motorola has agreed to invest US$15 million for a 20% equity stake in DVN. With this investment, DVN gained a strategic partner who is the world's leading provider of digital cable technology; and ensures that DVN remains a technology market leader in China. Motorola is involved in all aspects of digital broadband technology, from headend system solutions to consumer terminal products, and is the market leader for set-top terminals in the United States. With Motorola, DVN will now have a strategic partner with the requisite experience and expertise to help ensure that its digital cable deployments are successful.

According to the State Administration of Radio, Film and Television ("SARFT") of China, switching to digital has become the paramount opportunity for the radio and television industry. Many cable operators compete with telecom operators which offer interactivity through their fibre telecom network and could someday launch internet protocol TV ("IPTV") services. Therefore, SARFT realizes that it must make the transition to digital as quickly as possible, and has set 2015 as the date when the analog service is to be completely cut off. More urgently, SARFT would like to have a significant portion of the population receive digital signals in time for the Beijing Olympics in 2008. Given these urgencies, DVN expects cable operators to become increasingly more aggressive in promoting digital cable.

Despite the potential competition from IPTV, DVN believes that digital cable will remain the most cost effective means to reach most viewers for the near future. However, DVN is prepared to also provide hardware and services for the IPTV industry should growth in this market segment also begin to grow rapidly. Already, DVN has prepared a dual mode set top box that can work on both cable and IPTV. Overall, DVN has taken positive steps in preparing itself to reap the rewards of China's push towards digitalization.

Communication Division

The Group's communication division suffered a set back in 2004 due to the intense competitive environment. Management is reviewing the business operation to determine the long term strategy, and refocusing this business to be aligned with our new core media business.

Audio and Video Trading Division

There was a marginal increase in the trading in the audio and video division. However due to competition in the market place, the profit margin was further squeezed. The Group will continue to seek new business products with higher profit margins.

Settlement of Legal Dispute

In January 2004, the Group entered into an agreement with a customer to settle all existing and potential claims arising between certain subsidiaries of the Group and the customer in consideration of a total payment of the Group of US$2.1 million over 18 months. The last installment will be settled in August of 2005.

Acquisition of Anglo Alliance Co., Limited

In February 2005, the Group entered into an agreement to acquire the entire issued share capital of Anglo Alliance for HK$550.0 million. Details of the transaction are disclosed in the Company's announcement dated 2nd February 2005. Anglo Alliance is in the media business providing content and advertising services. Anglo Alliance also involves in operating a "Travel" TV channel in China.

Future Prospects

The Group will seek to refocus the Company in the high growth media business. It will seek to build on the acquisition of Anglo Alliance to enter into the media industry with lucrative advertising revenue growth. The Group will also explore other opportunities in the media industry to expand its core media business and to develop a total value chain platform.

The Group's other significant investment in DVN is engaged in the digital broadcasting industry in China will enjoy significant potential in revenue and profits. The Group looks forward to the push for the digitalization of broadcasting in China and DVN's leading position in delivering digital solutions to the market place.

Lastly, the Group will seek to diversify its businesses and implement strategies to strengthen its revenue and asset base. The Group will continue to explore business opportunities in strategic acquisition in Hong Kong or abroad. In addition, the Group will look for opportunities to expand its capital base in the equity and capital markets.

Shen Ka Yip, Timothy
Acting Chief Executive Officer

Hong Kong, 15th April 2005

LIQUIDITY AND FINANCIAL RESOURCES

As at 31st December 2004, the Group held cash deposits totalling HK$14.2 million, an decrease of HK$2.2 million compared with that of 31st December 2003. A current ratio of 1.085 and a gearing ratio, representing long term liabilities to net worth, of 0.093 as at 31st December 2004 as compared to 1.222 and 0.157 as at 31st December 2003.

In addition to the internal generated cash flows and capital raising, the Group also made use of short-term borrowings to finance its operations during the year. All borrowings during the year were based on market interest rate. The short-term borrowings were secured against certain shares of an associated company which was fully repaid during the year. The Group had no long-term bank loan and no bank overdrafts outstanding as at year-end. There were no significant exposure to foreign currency exposure. The Group will continue to rely mainly on the internal generated cash flows and borrowings to fund its operation. The Group will also rely on the realization of its assets or capital raising.

Subsequent to the year end, the Group raised about HK$76 million by placing additional shares in the Company.

SIGNIFICANT INVESTMENTS HELD

There was no change in significant investments held during the year. The Group has not acquired or disposed any material assets during the year. Save for the aforesaid, the Group does not have any charges over the assets of the Group.

NUMBER AND REMUNERATION OF EMPLOYEES, REMUNERATION POLICIES, BONUS AND SHARE OPTION SCHEMES AND TRAINING SCHEMES

As at 31st December 2004, the Group employed a total of 6 full-time employees in Hong Kong and a work force of about 21 in the PRC. The Group operates different remuneration schemes for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel including engineering and product development staff are remunerated by monthly salary which are reviewed by the Group from time to time and adjusted based on performance. In addition to salaries, the Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Group and depending on the performance of the Group.

The directors submit their report together with the audited accounts for the year ended 31st December 2004.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding. The activities of the principal subsidiaries are set out in note 34 to the accounts.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 4 to the accounts.

RESULTS AND DIVIDENDS

The results of the Group for the year are set out in the consolidated profit and loss account on page 21.

The directors do not recommend the payment of a dividend in respect of the year ended 31st December 2004.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 66.

FIXED ASSETS

Details of the movements in fixed assets of the Group are set out in note 11 to the accounts.

SHARE CAPITAL

Details of the movements in the share capital of the Company are set out in note 25 to the accounts.

SHARE OPTIONS

A share option scheme (the "Option Scheme") was adopted by the Company on 30th July 2002. The purpose of the Option Scheme is to recognise and acknowledge the contributions of the Qualified Persons (as defined in the Option Scheme, including but not limited to, the directors, employees, partners and associates of the Group) to the Group.

Pursuant to this 10-year term Option Scheme, the Company can grant options to Qualified Persons for a consideration of HK$1.00 for each grant payable by the Qualified Persons to the Company. The total number of the shares issued and to be issued upon exercise options granted to each Qualified Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the shares then in issue. Unless with shareholders' approval, the maximum number of options shares can be granted under the Option Scheme shall not exceed 277,429,315 shares, representing 10% of the total number of shares in issue at the time the Option Scheme was adopted.

SHARE OPTIONS *(Continued)*

Subscription price in relation to each option pursuant the Option Scheme shall be not less than the higher of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date on which the option is offered to an Qualified Person; or (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the 5 trading days immediately preceding the date of offer; or (iii) the nominal value of the shares. There shall be no minimum holding period for the vesting or exercise of the options and the options are exercisable within the option period as determined by the board of directors of the Company.

During the year, the Company granted 277,400,000 share options to Qualified Persons of the Group to subscribe for shares in the Company under the Option Scheme at an exercise price of HK$0.054 during the exercise period from 1st January 2005 to 31st December 2009.

As of the date of this Annual Report, the Company can still grant 29,315 share options, representing less than 0.01% of the existing issued share capital.

The exercise is full of all outstanding share options as at 31st December 2004 would result in the issue of an additional 277,400,000 ordinary shares, representing approximately 8.47% of the issued share capital as at 31st December 2004, or approximately 7.06% of the issued share capital as at 15th April 2005.

Details of the share options outstanding as at 31st December 2004 which have been granted under the scheme are as follows:

	Date of share options granted	Number of share options outstanding as at 1st January 2004	Number of share options granted during the year*	Number of share options cancelled/ lapsed during the year	Number of share options exercised during the year	Number of share options outstanding as at 31st December 2004	Exercise period	Exercise price per share *HK$*
Qualified Persons (excluding directors)	1/12/2004	—	277,400,000	—	—	277,400,000	1/1/2005 to 31/12/2009	0.054
		—	277,400,000	—	—	277,400,000		

Note:

* The directors are of the view that the value of the share options granted during the year depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions. Accordingly, the directors believe that any calculation of the value of the share options will not be meaningful and may be misleading to shareholders in the circumstances.

RESERVES

Movements in the reserves of the Group and of the Company during the year are set out in note 26 to the accounts.

DISTRIBUTABLE RESERVES

The distributable reserves of the Company as at 31st December 2004, calculated pursuant to the Companies Law (2002 Revision) (Cap. 22) of the Cayman Islands and the Company's Articles of Association, amounted in total to HK$24,482,000 (2003: HK$26,309,000), representing the amount standing to the credit of the share premium of HK$172,353,000 (2003: HK$172,353,000) less the accumulated losses as at the date of HK$147,871,000 (2003: HK$146,044,000). The Company may make distributions to its members out of the share premium under certain prescribed circumstances.

MAJOR SUPPLIERS AND MAJOR CUSTOMERS

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchases	
— the largest supplier	80%
— five largest suppliers combined	99%
Sales	
— the largest customer	40%
— five largest customers combined	52%

As far as the directors are aware, none of the directors, their associates or any shareholders (which to the knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interests in the major suppliers or customers noted above.

DIRECTORS

The directors during the year and up to the date of this report were:

Executive directors

Mr. Ko Chun Shun, Johnson
Mr. Shen Ka Yip, Timothy** (appointed on 14th March 2005)

Non-executive directors

Mr. Cheong Chow Yin
Mr. Tsoi Tong Hoo, Tony* (appointed on 12th October 2004)

Independent non-executive directors

Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David
Mr. Yuen Kin (appointed on 23rd September 2004)

* Mr. Tsoi was the Executive Director and Group Managing Director from 12th October 2004 to 14th March 2005.

** Mr. Shen is the Acting Chief Executive Officer.

In accordance with Articles 86(3) and 87(1) of the Company's Articles of Association, Messers. Tsoi Tong Hoo Tony, Shen Ka Yip Timothy, Yuen Kin and Wilton Timothy Carr Ingram will retire, and being eligible, offers themselves for re-election at the forthcoming annual general meeting.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Directors

Name	Age	Position held	Number of years of service	Business experience
Mr. Ko Chun Shun, Johnson	53	Chairman and Executive Director	11	Media and direct investment, and financial services
Mr. Tsoi Tong Hoo, Tony	40	Non-executive Director *	1	Media and corporate finance
Mr. Shen Ka Yip, Timothy	43	Acting Chief Executive Officer and Executive Director **	1	Corporate finance, investment, accounting
Mr. Cheong Chow Yin	49	Non-executive Director	5	Manufacturing
Mr. Wilton Timothy Carr Ingram	57	Independent Non-executive Director	9	Investment, brokerage and direct investment
Dr. Wong Yau Kar, David	47	Independent Non-executive Director	5	Manufacturing, international trade and corporate finance
Mr. Yuen Kin	50	Independent Non-executive Director	1	Finance and Accounting

* Mr. Tsoi was the Executive Director and Group Managing Director from 12th October 2004 to 14th March 2005.

** Mr. Shen is the Acting Chief Executive Officer.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(Continued)*

Senior management staff

Name	Age	Position held	Number of years of service	Business experience
Mr. Wong Siu Kang	53	Managing Director of Netbroad Communication Limited	5	Telecommunication services, engineering and management
Mr. Zhang Bin	39	Managing Director of Beijing Jiya Telecommunication Engineering Co. Limited	10	Telecommunication services, engineering and management
Mr. Ho Te Hwai, Cecil	44	Group Financial Controller	11	Finance and accounting
Mr. Chan Kam Kwan, Jason	32	Company Secretary	5	Accounting, corporate finance

DIRECTORS' SERVICE CONTRACTS

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Except as disclosed in the sections "Directors' and chief executives' interests in the shares, underlying shares and debentures of the Company or any associated corporation" and "Connected transactions" below, no contracts of significance in relation to the Group's business to which the Company, its fellow subsidiaries or its holding companies was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

At 31st December 2004, the interests of each director and chief executive in the shares, underlying shares and debentures of the Company or its associated corporations, as defined in Part XV of Securities and Futures Ordinance (the "SFO"), as recorded in the register required to be kept by the Company under Section 352 of SFO or as notified to the Company, were as follows:

(A) The Company

		Number of ordinary shares of HK$0.01 each		
Names	*Notes*	Personal interests	Family interests	Corporate interests
Mr. Ko Chun Shun, Johnson ("Mr. Ko")	*(i)*	18,640,000	—	1,000,437,150

(B) DVN (Holdings) Limited ("DVN")

		Number of ordinary shares of HK$0.10 each		
Names	*Notes*	Personal interests	Family interests	Corporate interests
Mr. Ko	*(ii)*	343,000	2,040,816	158,357,940

Notes:

(i) Kwan Wing Holdings Limited ("Kwan Wing") and Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing, beneficially owned 360,399,000 and 640,038,150 ordinary shares in the Company, respectively. Mr. Ko has 100% direct interest in Kwan Wing and approximately 96% beneficial interest in Techral.

(ii) 118,403,418 ordinary shares in DVN are directly held by Prime Pacific International Limited ("Prime Pacific"), which is owned as to 67% and 33% by Gold Pagolda Incorporated ("Gold Pagolda") and Prime Gold International Limited ("Prime Gold"), respectively.

Prime Gold is owned as to 82.45% by Kwan Wing.

Gold Pagolda is an indirect wholly owned subsidiary of the Company which in turn is controlled by Mr. Ko.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(Continued)*

(B) DVN (Holdings) Limited ("DVN") *(Continued)*

Notes: (Continued)

(ii) *(Continued)*

31,032,522 ordinary shares in DVN are held directly by Universal Appliances Limited, which is wholly owned by the Company.

2,956,000 ordinary shares in DVN are held by All Mark Limited, which is indirectly wholly owned by the Company.

2,822,000 ordinary shares in DVN are held by First Gain International Limited, which is wholly owned by Mr. Ko.

3,144,000 ordinary shares in DVN are held by Kwan Wing.

2,040,816 ordinary shares in DVN are held by the spouse of Mr. Ko.

(iii) Million Way Enterprises Limited, a wholly owned subsidiary of the Company, also holds US$15,000,000 preference shares issued by DVN (Group) Limited, a wholly owned subsidiary of DVN. These preference shares are exchangeable, after current year adjustment, to approximately 26,420,000 ordinary shares of DVN, a listed associated company, to an adjusted conversion price of HK$4.40 per share, and are subject to adjustment.

(C) Rights to acquire ordinary shares of DVN

Movements of the share options of DVN granted to a director of the Company are as follows:

Directors	Date of share options granted	Number of share options outstanding as at 1st January 2004	Number of share options granted during the year	Number of share options cancelled/ lapsed during the year	Number of share options outstanding as at 31st December 2004	Exercise period	Exercise price per share
							HK$
Mr. Ko	23/7/2002	3,000,000	—	—	3,000,000	24/7/2002 — 23/7/2005	1.470
	10/12/2003	450,000	—	—	450,000	1/1/2004 — 31/12/2006	0.824
		3,450,000	—	—	3,450,000		

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION *(Continued)*

Save as disclosed above and other than certain nominee shares in subsidiaries held by Mr. Ko in trust for the Company, as at 31st December 2004, none of the directors, the chief executives (including their spouse and children under 18 years of age) or their associates had any other beneficial interests in the shares of the Company or any of its associated corporation (within the meaning of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31st December 2004, save as disclosed below and under the section "Directors' and chief executives' interest in the shares and underlying shares of the Company or any associated corporation" above, no other person had registered any substantial shareholders' interests, being 5% or more of the Company's issued share capital under Section 336 of the SFO:

a. **Ordinary shares of HK$0.01 each in the Company**

Name		Number of shares Direct interests	 Indirect interests
Blue World Investments Limited		82,654,000	—
Leung Chi Yan	*(note)*	—	82,654,000

Note: The interests are held by Blue World Investments Limited, a company beneficially owned by Mr. Leung Chi Yan.

b. **Convertible preference shares of HK$0.01 each in the Company**

Name		Number of shares Direct interests	 Indirect interests
Blue World Investments Limited		240,760,000	—
Leung Chi Yan	*(note)*	—	240,760,000

Note: The interests are held by Blue World Investments Limited. These shares are convertible to 240,760,000 ordinary shares of the Company, subject to adjustments.

CONNECTED TRANSACTIONS

A related party transaction, which also constitutes connected transaction under the Listing Rules, required to be disclosed in accordance with Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited of the SEHK ("Listing Rules"), is as follows:

During the year, the maximum amount of advances due to a wholly owned subsidiary of Kwan Wing was approximately HK$34 million (2003: HK$43 million) *(notes 22 and 24 to the accounts).*

The balance due to the above-mentioned fellow subsidiary is unsecured, bears interest at Hong Kong dollar prime lending rate plus 2.5% per annum and has no fixed terms of repayment. The total interest payable for the year ended 31st December 2004 on the advances amounted to HK$2,167,000 (2003: HK$2,468,000).

The directors, including the independent non-executive directors, of the Company are of the opinion and have confirmed to the Company that the above connected transaction was carried out in the ordinary and normal course of business of the Group.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's by-laws and there was no restriction against such rights under the laws of the Cayman Islands.

PURCHASE, REDEMPTION OR SALE OF SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

Throughout the year, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules, except that the independent non-executive directors are not appointed for a specific term as all of the directors, excluding the executive Chairman and, without limitation to non-executive directors, are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association of the Company.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Institute of Certified Public Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The Committee comprises three independent non-executive directors, namely Mr. Wilton Timothy Carr Ingram, Mr. Yuen Kin and Dr. Wong Yau Kar, David. Two meetings were held during the current year.

SUBSEQUENT EVENTS

Significant post balance sheet events of the Group are set out in note 31 to the accounts.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Ko Chun Shun, Johnson
Chairman

Hong Kong, 15th April 2005

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF UNIVERSAL HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

We have audited the accounts on pages 21 to 65 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2004 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15th April 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST DECEMBER 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	3	38,630	30,011
Cost of sales		(31,091)	(24,567)
Gross profit		7,539	5,444
Other revenues	3	6,280	7,837
Marketing, selling and distribution costs		(1,007)	(1,233)
Administration expenses		(16,564)	(15,246)
Impairment loss on investment securities		—	(44,508)
Net gain on dilution of interest in an associated company		14,289	11,503
Net other operating (expenses)/income		(1,944)	8,497
Operating profit/(loss)	5	8,593	(27,706)
Finance costs	6	(2,563)	(4,634)
Share of loss of associated companies		(14,869)	(37,511)
Loss before taxation		(8,839)	(69,851)
Taxation	7	(1,092)	(195)
Loss after taxation		(9,931)	(70,046)
Minority interests		—	—
Loss attributable to shareholders	8 & 26	(9,931)	(70,046)
		HK cents	HK cents
Loss per share — basic	9	(0.30)	(2.41)

CONSOLIDATED BALANCE SHEET

AS AT 31ST DECEMBER 2004

	Notes	2004 HK$'000	2003 HK$'000
Non current assets			
Fixed assets	11	2,520	2,560
Intangible assets	12	—	1,685
Interests in associated companies	14	15,348	15,837
Investment securities	15	36,000	36,000
Other assets	16	2,065	4,533
		55,933	60,615
Current assets			
Inventories	17	105	901
Trade receivables	18	1,687	2,765
Preference dividends receivable	15(b)	21,797	15,984
Prepayments, deposits and other receivables	19	305	31,973
Short-term investments	20	—	4,605
Cash and bank balances		14,152	16,425
		38,046	72,653
Current liabilities			
Trade payables	21	338	63
Taxation payable		1,092	—
Other payables and accrued liabilities	22	33,640	39,365
Short-term loan — secured	23	—	20,000
		35,070	59,428
Net current assets		2,976	13,225
Total assets less current liabilities		58,909	73,840
Financed by:			
Share capital	25	35,151	35,151
Reserves	26	18,758	28,689
Shareholders' funds		53,909	63,840
Minority interests	24	—	—
		53,909	63,840
Non-current liabilities			
Amount due to a fellow subsidiary	24	5,000	10,000
		58,909	73,840

Ko Chun Shun, Johnson
Director

Shen Ka Yip, Timothy
Director

AS AT 31ST DECEMBER 2004

	Notes	2004 HK$'000	2003 HK$'000
Non current assets			
Investments in subsidiaries	13	59,240	51,317
Current assets			
Prepayments, deposits and other receivables		1	—
Short-term investments	20	—	532
Cash and bank balances		547	9,930
		548	10,462
Current liabilities			
Other payables and accrued liabilities	22	155	319
Net current assets		393	10,143
Total assets less current liabilities		59,633	61,460
Financed by:			
Share capital	25	35,151	35,151
Reserves	26	24,482	26,309
		59,633	61,460

Ko Chun Shun, Johnson
Director

Shen Ka Yip, Timothy
Director

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST DECEMBER 2004

	Notes	2004 HK$'000	2003 HK$'000
Net cash generated from/(used in) operations	27(a)	17,573	(3,114)
Interest paid		(2,563)	(4,634)
Net cash generated from/(used in) operating activities		15,010	(7,748)
Investing activities			
Interest received		36	31
Purchases of fixed assets		(517)	(32)
Proceeds from disposal of fixed assets		—	71
Net cash outflow from disposal of subsidiaries	27(b)	(19)	—
Net cash (used in)/generated from investing activities		(500)	70
Net cash inflow/(outflow) before financing activities		14,510	(7,678)
Financing activities			
Proceeds on issue of shares, net of expenses		—	14,564
Increase/(decrease) in amount due to fellow subsidiary		3,217	(14,728)
(Repayment)/advancement of short-term loan		(20,000)	20,000
Net cash (outflow)/inflow from financing activities		(16,783)	19,836
(Decrease)/increase in cash and cash equivalents		(2,273)	12,158
Cash and cash equivalents at 1st January		16,425	4,267
Cash and cash equivalents at 31st December		14,152	16,425
Analysis of balances of cash and cash equivalents			
Cash and bank balances		14,152	16,425

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31ST DECEMBER 2004

	Notes	2004 HK$'000	2003 HK$'000
Total equity as at 1st January		63,840	119,322
Issue of shares	25 & 26	–	15,000
Share issue expenses	25 & 26	–	(436)
Net loss for the year	26	(9,931)	(70,046)
Total equity as at 31st December		53,909	63,840

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 27th May 2002 under the Company Law (2002 Revision) (Cap. 22) of the Cayman Islands.

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

These accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, except for short-term investments, as further explained below.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

(b) Group accounting *(Continued)*

(i) Consolidation (Continued)

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's shares of the net assets of the associated companies and goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(c) Fixed assets

(i) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Fixed assets are depreciated on the straight-line basis to write off their cost or accumulated impairment losses over their estimated useful lives as follows:

Long-term leasehold land and buildings outside Hong Kong	shorter of 25 years or over the lease terms
Plant, equipment and other assets	3 to 10 years

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(c) Fixed assets *(Continued)*

(ii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(d) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(e) Intangibles

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of acquisition and is amortised on a straight-line basis over the useful live of 20 years.

(ii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(f) **Investments**

(i) *Investments securities*

Investment securities, represent investments in listed and unlisted equity securities which are intended to be held for a continuing strategic or long-term purposes, are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to the fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) *Short-term investments*

Short-term investments are carried at their fair values as at the balance sheet date. Unrealised gains or losses arising from the changes in fair values of these investments are recognised in the profit and loss account. Profits or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(g) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) **Translation of foreign currencies**

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

(i) **Trade receivables**

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(j) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(k) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(l) **Contingent liabilities and contingent assets**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(m) **Deferred taxation**

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) **Revenue recognition**

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Management fee income is recognised on an accrual basis.

Securities trading income is recognised when the title has passed.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

(o) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave, maternity and other non-accumulating compensated absences are not recognized until the time of leave.

(ii) Retirement benefit costs

The Group operates a defined contribution retirement benefits scheme (the "Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all those employees who are eligible to participate in the Scheme. The Scheme became effective on 1st December 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the Scheme. The assets of the Scheme are held separately from those of the Group in an independent administered fund. The Group's employer contributions vest fully with the employees when contributed into the Scheme except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the Scheme.

The Company's subsidiaries in the People's Republic of China (the "PRC") except Hong Kong are members of a state-managed retirement benefits scheme operated by the government of the PRC except Hong Kong. The retirement scheme contributions, which are based on a certain percentage of the salaries of the subsidiaries' employees, are charged to the profit and loss account in the period to which they relate and represent the amount of contributions payable by these subsidiaries to the Scheme.

(iii) Equity compensation benefits

Share options are granted to directors and to employees at a price determined in accordance with the Company's share option scheme on the date of the grant and are exercisable, at that price. No compensation expense is recognized. When the share option are exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

(p) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) **Segment reporting**

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and mainly exclude investments in securities. Segment liabilities comprise operating liabilities. Capital expenditure comprises additions to fixed assets *(note 11)* and intangible assets *(note 12)*.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

The Group is principally engaged in the trading of home audio and video equipment and components, securities trading, and provision of computer telephony integration engineering and IP related services. Revenues recognised during the year are as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Turnover:		
Sales of goods	18,180	16,362
Share trading	16,561	7,644
Provision of computer telephony integration engineering and IP related services	3,889	6,005
	38,630	30,011
Other revenues:		
Preference dividend income from an associated company	5,813	5,813
Commission income	65	671
Interest income	36	31
Management fee income from:		
Related companies	–	900
Associated companies	144	200
Others	212	160
Miscellaneous	10	62
	6,280	7,837
Total revenues	44,910	37,848

Primary reporting format — business segments

The Group is organised into three main business segments:

(i)	Home Audio	—	trading of home audio and video equipment and components;
(ii)	Telecommunications	—	provision of computer telephony integration engineering and IP related services; and
(iii)	Share Trading	—	securities trading.

There are no sales between the business segments.

	2004			
	Home Audio HK$'000	Tele-communications HK$'000	Share Trading HK$'000	Total HK$'000
Turnover	18,180	3,889	16,561	38,630
Segment results	(3,092)	(354)	1,249	(2,197)
Write back unrealised loss of short-term investments				3,946
Write-off of bad and doubtful debts				(1,589)
Net gain on dilution of interest in an associated company				14,289
Loss on sale of subsidiaries				(836)
Provision for the deposit for investment in joint venture				(2,468)
Unallocated costs				(2,552)
Operating profit				8,593
Finance costs				(2,563)
Unallocated share of losses of an associated company				(14,869)
Loss before taxation				(8,839)
Taxation				(1,092)
Loss after taxation				(9,931)
Minority interests				–
Loss attributable to shareholders				(9,931)
Segment assets	21,168	5,229	535	26,932
Investment in associated companies				15,348
Unallocated assets				51,699
Total assets				93,979
Segment liabilities	32,313	755	1,534	34,602
Unallocated liabilities				5,468
				40,070
Capital expenditure				
Allocated				–
Unallocated				517
Depreciation				
Allocated	262	29	–	291
Unallocated				134
Amortisation				52

	2003			
	Home Audio	Tele-communications	Share Trading	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	16,362	6,005	7,644	30,011
Segment results	(790)	(2,864)	4,056	402
Net unrealised loss of short-term investments				(3,946)
Write back of provision of bad and doubtful debt				21,036
Impairment loss on investment securities				(44,508)
Net gain on dilution of interest in an associated company				11,503
Provision for bad debts				(298)
Unallocated costs				(11,895)
Operating loss				(27,706)
Finance costs				(4,634)
Unallocated share of losses of an associated company				(37,511)
Loss before taxation				(69,851)
Taxation				(195)
Loss after taxation				(70,046)
Minority interests				—
Loss attributable to shareholders				(70,046)
Segment assets	827	8,417	4,073	13,317
Investment in associated companies				15,837
Unallocated assets				104,114
Total assets				133,268
Segment liabilities	20	2,251		2,271
Unallocated liabilities				67,157
				69,428
Capital expenditure				
Allocated		18		18
Unallocated				14
Depreciation				
Allocated	8	2,778		2,786
Unallocated				671
Amortisation		368		368
Write-off of development costs		92		92
Other non-cash expenses	124	50		174

Secondary reporting format — geographical segments

The Group operates in two geographical areas:

(i) Hong Kong — Trading of home audio and video equipment and components and securities trading; and

(ii) Mainland China — Provision of computer telephony integration engineering and IP related services.

There are no sales between the geographical segments.

Secondary reporting format — geographical segments

	2004			
	Turnover *HK$'000*	Segment results *HK$'000*	Total assets *HK$'000*	Capital expenditure *HK$'000*
Hong Kong	34,741	8,947	71,766	517
Mainland China	3,889	(354)	6,865	—
	38,630	8,593	78,631	517
Impairment loss on investment securities		—		
Operating profit		8,593		
Interests in associated companies			15,348	
			93,979	

Secondary reporting format — geographical segments *(Continued)*

	2003			
	Turnover *HK$'000*	Segment results *HK$'000*	Total assets *HK$'000*	Capital expenditure *HK$'000*
Hong Kong	24,006	19,666	109,014	14
Mainland China	6,005	(2,864)	8,417	18
	30,011	16,802	117,431	32
Impairment loss on investment securities		(44,508)		
Operating loss		(27,706)		
Interests in associated companies			15,837	
Total assets			133,268	

Operating profit/(loss) is stated after crediting and charging the following:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Crediting		
Net gain on disposal of fixed assets	—	26
Write-back of provision for inventory	116	—
Write-back of unrealised loss of short-term investments	3,946	—
Write-back of provision for bad and doubtful debts	—	21,036
VAT refund	323	—
Gain on redemption of preferred shares	—	5,793
Charging		
Cost of inventories sold	18,049	17,013
Cost of services provided	2,407	3,966
Depreciation	425	3,457
Auditors' remuneration	495	450
Loss on sale of subsidiaries	836	—
Staff costs (excluding directors' remuneration, note 10(a)):		
Wages and salaries	2,099	1,502
Unutilised annual leave	19	—
Termination benefits	58	—
Contributions to defined contribution Mandatory Provident Fund:		
Current year	73	71
Underprovided in prior year	57	—
	2,306	1,573
Operating lease rentals:		
Land and buildings	703	1,324
Equipment	—	416
	703	1,740

	Group 2004 HK$'000	Group 2003 HK$'000
Charging		
Amortisation of intangibles:		
Goodwill	52	104
Development costs	—	368
Write-off of development costs	—	92
Write-off of inventories	112	—
Provision for bad and doubtful debts	—	298
Write-off of bad and doubtful debts	1,589	870
Loss on disposal of fixed assets	47	—
Net unrealised loss of short-term investments	—	3,946
Provision for settlement of legal dispute	—	13,852
Provision for the deposit for investment in joint venture	2,468	—
Exchange losses, net	124	—

	Group 2004 HK$'000	Group 2003 HK$'000
Interest expenses on:		
Short-term loan	396	2,166
Amount due to a fellow subsidiary		
— wholly repayable within five years	2,167	2,468
	2,563	4,634

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit for the year (2003: Nil). No overseas profits tax provision has been made in the accounts as the Group did not have any assessable profit for the year (2003: Nil).

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2004 *HK$'000*	2003 *HK$'000*
Loss before taxation	(8,839)	(69,851)
Calculated at a taxation rate of 17.5% (2003: 17.5%)	(1,547)	(12,224)
Effect of different rates in other countries	1,342	568
Income not subject to taxation	(3,550)	(53,053)
Expenses not deductible for taxation purposes	4,490	59,570
Unrecognised tax losses	357	5,139
Under-provision of taxation in prior year	—	195
Taxation charge	1,092	195

No provision for deferred tax has been made in the accounts as the crystallisation of the net deferred tax asset in the foreseeable future is uncertain.

Deferred income tax assets are not recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is not probable. As at 31st December 2004, the Group had unrecognised tax losses of approximately HK$274,321,000 (2003: HK$294,276,000) to carry forward against future taxable income, of which approximately HK$16,452,000 of these tax losses will expire in 2009.

The loss attributable to ordinary shareholders is dealt with in the accounts of the Company to the extent of HK$1,827,000 (2003: loss of HK$71,937,000).

The calculation of the basic loss per share is based on the Group's loss attributable to ordinary shareholders of HK$9,931,000 (2003: HK$70,046,000) and on the weighted average number of 3,274,293,157 (2003: 2,897,580,828) ordinary shares in issue during the year.

No diluted loss per share is shown for the two years ended 31st December 2004 and 2003 as the convertible preference shares outstanding had an anti-dilutive effect on the basic loss per share for both years.

(a) **Directors' emoluments**

The aggregate amounts of emoluments payable to directors of the Company for the year are as follows:

	2004 *HK$'000*	2003 *HK$'000*
Fees:		
Non-executive directors:	471	288
Other emoluments:		
Executive directors:		
Basic salaries, housing benefits, other allowances and benefits in kind	2,305	1,896
Contributions to defined contribution Mandatory Provident Fund	15	12
	2,791	2,196

The emoluments of the directors fell within the following bands:

	2004 *Number of directors*	2003 *Number of directors*
Emolument bands		
Nil — HK$1,000,000	5	3
HK$1,500,001 — HK$2,000,000	1	1
	6	4

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

No emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group, or as compensation for loss of office.

(b) **Five highest paid individuals**

The five individuals whose emoluments were the highest in the Group for the year include two (2003: one) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2003: four) individuals for the year are as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Basic salaries, housing benefits, other allowances and benefits in kind	862	1,115
Contributions to defined contribution Mandatory Provident Fund	36	49
	898	1,164

The emoluments fell within the following bands:

	Group	
	2004	2003
Emolument bands		
Nil — HK$1,500,000	3	4

	Group		
	Long-term leasehold land and buildings outside Hong Kong	Plant, equipment and other assets	Total
	HK$'000	*HK$'000*	*HK$'000*
Cost			
At 1st January 2004	2,907	8,518	11,425
Additions	—	517	517
Write-offs	—	(367)	(367)
Disposals	—	(250)	(250)
Disposal of subsidiaries *(note 27(b))*	—	(100)	(100)
At 31st December 2004	2,907	8,318	11,225
Accumulated depreciation			
At 1st January 2004	696	8,169	8,865
Charge for the year	114	311	425
Write-offs	—	(367)	(367)
Disposals	—	(203)	(203)
Disposal of subsidiaries *(note 27(b))*	—	(15)	(15)
At 31st December 2004	810	7,895	8,705
Net book value:			
At 31st December 2004	2,097	423	2,520
At 31st December 2003	2,211	349	2,560

	Group		
	Goodwill	Development costs	Total
	HK$'000	*HK$'000*	*HK$'000*
Year ended 31st December 2004			
At 1st January 2004	1,685	—	1,685
Amortisation charge *(note 5)*	(52)	—	(52)
Disposal of subsidiaries *(note 27(b))*	(1,633)	—	(1,633)
At 31st December 2004	—	—	—
At 31st December 2004			
Cost	2,075	—	2,075
Accumulated amortisation and write-offs	(442)	—	(442)
Disposal of subsidiaries *(note 27(b))*	(1,633)	—	(1,633)
Net book value	—	—	—
At 31st December 2003			
Cost	2,075	1,415	3,490
Accumulated amortisation	(390)	(1,415)	(1,805)
Net book value	1,685	—	1,685

	Company	
	2004	2003
	HK$'000	*HK$'000*
Unlisted shares, at cost	193,018	193,018
Provision for impairment loss	(140,000)	(140,000)
	53,018	53,018
Amount due from subsidiaries	31,883	672
Amounts due to subsidiaries	(25,661)	(2,373)
	59,240	51,317

The balances with subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal operating subsidiaries are set out in note 34 to the accounts.

	Group 2004 HK$'000	Group 2003 HK$'000
Share of net assets	7,660	7,793
Goodwill on acquisition of associated companies less amortisation	8,023	8,470
Net amounts due to associated companies	(335)	(426)
	15,348	15,837
Market value of listed investments	164,312	126,917
Investments at cost:		
Listed shares, in Hong Kong	276,514	276,514
Unlisted shares, in the PRC	1,636	1,636
	278,150	278,150

The balances with associated companies are unsecured, interest-free and have no fixed terms of repayment.

The principal associated companies at 31st December 2004 are as follows:

Name	Country/ place of incorporation	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly 2004	Interest held indirectly 2003	Principal activities and place of operation
(i) DVN GROUP					
DVN (Holdings) Limited ("DVN")	Bermuda	HK$51,637,000 ordinary	21.95%	25.09%	Investment holding
DVN (Group) Limited	British Virgin Islands	US$10 ordinary US$15,000,000 preference	21.95%	25.09%	Investment holding
DVN (Management) Limited	Hong Kong	HK$2 ordinary	21.95%	25.09%	Provision of administrative services in Hong Kong

Name		Country/ place of incorporation	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly 2004	2003	Principal activities and place of operation
(i)	DVN GROUP *(Continued)*					
	Dynamic Network Limited	British Virgin Islands	US$1 ordinary	21.95%	25.09%	Investment holding
	DVN Technology Limited	Hong Kong	HK$2 ordinary	21.95%	25.09%	Design, integration and installation of digital broadcasting equipment and development of related software and products in Hong Kong and Southeast Asian countries
	DVN Technology (Shenzhen) Co. Limited	People's Republic of China	HK$6,000,000 registered capital	21.95%	25.09%	Development of hardware and software in relation to digital broadcasting in the PRC
	DVB Technology (Suzhou) Company Limited	People's Republic of China	RMB100,000,000 registered capital	15.37%	17.56%	Trading of digital broadcasting equipment and related products in the PRC
	Digital Video Networks Company Limited	People's Republic of China	US$8,000,000 registered capital	21.95%	25.09%	Design, integration and installation of digital broadcasting equipment and development of related software and products in the PRC
	Digital Video Networks (Shanghai) Company Limited	People's Republic of China	US$5,000,000 registered capital	21.95%	25.09%	Design, integration and installation of digital broadcasting equipment and development of related software and products in the PRC

Name		Country/ place of incorporation	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held indirectly 2004	2003	Principal activities and place of operation
(i)	DVN GROUP *(Continued)*					
	Telequote Data International Limited	Hong Kong	HK$10,000 ordinary	21.95%	25.09%	Provision of international financial market information and selective consumer data in Hong Kong
	Telequote Network (Singapore) Pte. Limited	Singapore	SGD2 ordinary	21.95%	25.09%	Provision of international financial market information and selective consumer data in Singapore
	Show Case International Limited	British Virgin Islands	US$1 ordinary	21.95%	25.09%	Holding of film rights in the PRC
	Victory Beat Limited	British Virgin Islands	US$1 ordinary	21.95%	25.09%	Investment holdings
(ii)	北京電發網博科技有限公司	People's Republic of China	RMB5,000,000 registered capital	35.00%	35.00%	Provision of IP telephone services

Information relating to the operating results and financial position of the DVN Group, a significant associated company, which are based on their audited accounts for the year ended 31st December 2004, are as follows:

Operating results for the year

	2004 *HK$'000*	2003 *HK$'000*
Turnover	169,236	73,252
Loss for the year	59,734	140,065

Summary of balance sheet as at 31st December

	2004 *HK$'000*	2003 *HK$'000*
Fixed assets	36,343	61,768
Intangible assets	28,075	27,752
Investment in a jointly controlled entity	6,685	7,717
Current assets	211,382	158,222
Current liabilities	(135,754)	(109,692)
Non current liability	(80)	(116)
Minority interests	(117,761)	(118,263)
Shareholders' equity	28,890	27,388

There was no material contingent liability for the associated company as at 31st December 2004 and 2003.

	Group	
	2004	2003
	HK$'000	*HK$'000*
Listed shares, at costs		
— outside Hong Kong *(note a)*	23,414	23,414
Unlisted shares, at costs		
— outside Hong Kong *(note b)*	143,508	143,508
	166,922	166,922
Less: Provision for impairment loss		
— listed shares	23,414	23,414
— unlisted shares	107,508	107,508
	130,922	130,922
	36,000	36,000
Market value of listed shares *(note a)*	1,287	—

Notes:

(a) The listed shares outside Hong Kong represent the holding of 1,500,000 shares (representing 6.8% of the common stock) in a company which was incorporated in the United States of America and was listed on the National Association of Securities Dealer Over-The-Counter Bulletin Board ("OTCBB"). The investee company was delisted since 3rd October 1998 and was relisted for trading in 2004. The market value of this listed investment was based on the closing market price of US$0.11 quoted on the OTCBB as at 31st December 2004.

(b) At 31st December 2004, the Group held 15,000,000 non-voting exchangeable preference shares of DVN (Group) Limited, an associated company, at HK$143,508,000. These preference shares are exchangeable, after current year adjustment, to approximately 26,420,000 ordinary shares of DVN, a listed associated company, to an adjusted conversion price of HK$4.40 per share, and are subject to adjustment. Fixed cumulative cash dividend on preference shares is receivable at a rate of 5% per annum on the nominal value amount of each preference share for each year. Dividend income receivable at 31st December 2004 amounted to HK$21,797,000.

The directors have made a provision for impairment loss on the preference shares held in DVN of approximately HK$107,508,000 at 31st December 2004 (2003: HK$107,508,000) against this investment.

	Group	
	2004	2003
	HK$'000	*HK$'000*
Deposit for investment in joint venture	—	2,468
Club debentures	2,065	2,065
	2,065	4,533

	Group	
	2004	2003
	HK$'000	*HK$'000*
Finished goods	105	901

At 31st December 2004, the carrying amount of inventories that are stated at net realised value amounted to HK$105,000 (2003: HK$901,000).

At 31st December 2004, the aging analysis of the trade receivables is as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
0 — 3 months	1,125	750
4 — 6 months	85	1,716
Over 6 months	477	299
	1,687	2,765

The majority of the Group's sales are on credit with credit terms of 30-90 days.

The Group's prepayments, deposits and other receivables as at 31st December 2003 included redeemable preference shares with a face value of HK$24,138,000, which was fully redeemed during the year.

	Group		Company	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities:				
Listed in Hong Kong	—	4,073	—	—
Listed outside Hong Kong	—	532	—	532
	—	—	—	—
Market value of listed equity securities	—	4,605	—	532

At 31st December 2004, the aging analysis of trade payables is as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
0 — 3 months	18	30
Over 6 months	320	33
	338	63

	Group		Company	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits received, accrued charges and other payables	2,178	5,669	155	319
Amount due to a fellow subsidiary *(note (i))*	24,705	16,488	—	—
Provision for legal fees and settlement of legal dispute *(note (ii))*	6,757	17,208	—	—
	33,640	39,365	155	319

(i) The amount due to a fellow subsidiary at 31st December 2004 bears interest at Hong Kong dollar prime lending rate plus 2.5% (2003: prime lending rate plus 2.5%) per annum. The balance is unsecured and is repayable on demand.

(ii) The amount represents the remaining payments to be made to a customer for settlement on the legal claims arising between Universal Appliance Limited. Smoothline Limited, Greatsino Electronic Limited and the customer as agreed on 26th January 2004. An aggregate provision of US$2.1 million was made in prior year, payable as follows: (a) an initial payment of US$300,000, and (b) 18 subsequent monthly payments of US$100,000 thereafter until the total amount of US$2.1 million has been paid, which is expected to be in August 2005.

The short-term loan was secured against certain shares of the associated company of the Group, bears interest at 17% rate per annum, and fully repaid in February 2004.

The amount due to a fellow subsidiary bears interest at Hong Kong dollar prime lending rate plus 2.5% per annum (2003: prime lending rate plus 2.5%). The balance is unsecured and is not expected to be repaid within 1 year.

At 31st December 2004, there was an amount of HK$50,715,000 due to a fellow subsidiary which is also a minority shareholder of a subsidiary. The balance was presented as a net-off against a debit balance arising from the same minority shareholder of that subsidiary of the same amount. The balance is unsecured, interest-free and has no fixed terms of repayment.

	Authorised				
	Preference shares of HK$0.01 each		Ordinary shares of HK$0.01 each		Total
	No. of shares *'000*	*HK$'000*	No. of shares *'000*	*HK$'000*	*HK$'000*
At 1st January 2003 and 31st December 2003	240,760	2,408	5,000,000	50,000	52,408
At 1st January 2004 and 31st December 2004	240,760	2,408	5,000,000	50,000	52,408

	Issued and fully paid				
	Preference shares of HK$0.01 each		Ordinary shares of HK$0.01 each		Total
	No. of shares '000	HK$'000	No. of shares '000	HK$'000	HK$'000
At 1st January 2003	240,760	2,408	2,774,293	27,743	30,151
Issue of shares	—	—	500,000	5,000	5,000
At 31st December 2003	240,760	2,408	3,274,293	32,743	35,151
At 1st January 2004 and 31st December 2004	240,760	2,408	3,274,293	32,743	35,151

The following changes in the Company's authorised and issued share capital took place during the period from 1st January 2003 to 31st December 2004:

(a) On 15th September 2003, Techral Holdings Limited ("Techral"), a substantial shareholder of the Company, and Kwan Wing Holdings Limited ("Kwan Wing"), a shareholder of the Company, entered into a private placement of 300,000,000 ordinary shares and 200,000,000 ordinary shares, respectively, in the Company of HK$0.01 each at a price of HK$0.03 per share to independent private investors. On the same date, the Company entered into an agreement with Techral and Kwan Wing for the subscription of 500,000,000 new ordinary shares of HK$0.01 each in the Company at a price of HK$0.03 per share raising net proceeds of approximately HK$14.5 million. The excess of the shares issue proceeds over the nominal value of the shares issued, net of share issue expenses of approximately HK$436,000, amounting to HK$9,564,000 was credited to the share premium account.

Preference shares

Preference shareholders are entitled to convert a specific number of their preference shares into ordinary shares of the Company on a one-for-one basis (subject to adjustments) during the specified periods. The preference shareholders are also entitled to receive a non-cumulative cash dividend which will be paid at the same rate and at the same time as any dividend declared by the Company in respect of the ordinary shares.

Share options

Pursuant to the 10-year term share option scheme ("Option Scheme") adopted by the Company on 30th July 2002, the Company can grant options to Qualified Persons (as defined in the Option Scheme) for a consideration of HK$1.00 for each grant payable by the Qualified Persons to the Company. The total number of the shares issued and to be issued upon exercise options granted to each Qualified Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the shares then in issue. Unless with shareholders' approval, the maximum number of shares options that can be granted under the Option Scheme shall not exceed 277,429,315 shares, representing 10% of the total number of shares in issue at the time the Option Scheme was adopted.

Subscription price in relation to each option pursuant to the Option Scheme shall not be less than the higher of (i) the closing price of the shares as stated in Stock Exchange's daily quotation sheets on the date on which the option is offered to a Qualified Person; or (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the 5 trading days immediately preceding the date of offer; or (iii) the nominal value of the shares of the Company. There shall be no minimum holding period for the vesting or exercise of the options and the options are exercisable within the option period as determined by the board of directors of the Company.

Share options granted during the year are as follows:

Date of share options granted	Number of share options outstanding as at 1st January 2004	Number of share options granted during the year	Number of share options cancelled/ lapsed during the year	Number of share options outstanding as at 31st December 2004	Exercise period	Exercise price per share *HK$*
1/12/2004	—	277,400,000	—	277,400,000	1/1/2005 to 31/12/2009	0.054
	—	277,400,000	—	277,400,000		

Group

	Share premium HK$'000	Merger reserve (i) HK$'000	Currency translation HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st January 2003	162,789	860,640	(171)	(934,087)	89,171
Issue of shares	9,564	—	—	—	9,564
Net loss for the year	—	—	—	(70,046)	(70,046)
At 31st December 2003	172,353	860,640	(171)	(1,004,133)	28,689
At 1st January 2004	172,353	860,640	(171)	(1,004,133)	28,689
Net loss for the year	—	—	—	(9,931)	(9,931)
At 31st December 2004	172,353	860,640	(171)	(1,014,064)	18,758
Reserve retained by:					
Company and subsidiaries	172,353	860,640	(171)	(950,291)	82,531
Associated companies	—	—	—	(63,773)	(63,773)
At 31st December 2004	172,353	860,640	(171)	(1,014,064)	18,758
Reserve retained by:					
Company and subsidiaries	172,353	860,640	(171)	(955,229)	77,593
Associated companies	—	—	—	(48,904)	(48,904)
At 31st December 2003	172,353	860,640	(171)	(1,004,133)	28,689

Company

	Share premium *(ii)*	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1st January 2003	162,789	(74,107)	88,682
Issue of shares	9,564	—	9,564
Loss for the year	—	(71,937)	(71,937)
At 31st December 2003	172,353	(146,044)	26,309
At 1st January 2004	172,353	(146,044)	26,309
Loss for the year	—	(1,827)	(1,827)
At 31st December 2004	172,353	(147,871)	24,482

Notes:

(i) The merger reserve of the Group was derived from the difference between the nominal value of the Company's shares issued to acquire the issued share capital of Universal Appliances Limited pursuant to the group reorganisation in 2002, and the consolidated net asset value of Universal Appliances Limited so acquired. Under the Companies Law (2003 Revision) (Cap. 22) of the Cayman Islands, the merger reserve is distributable to shareholders under certain prescribed circumstances.

(ii) The share premium of the Company represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the group reorganisation in 2002, over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Law (2003 Revision) (Cap. 22) of the Cayman Islands, a company may make distributions to its members out of the share premium under certain prescribed circumstances.

(a) **Reconciliation of operating profit/(loss) from ordinary activities to net cash inflow/(outflow) from operations**

	2004 *HK$'000*	2003 *HK$'000*
Operating profit/(loss) before taxation	8,593	(27,706)
Interest income	(36)	(31)
Depreciation	425	3,457
Provision for the deposit for investment in joint venture	2,468	—
Amortisation of intangible assets	52	472
Write-off of development costs	—	92
Disposal of fixed assets	47	(26)
Loss on disposal of subsidiaries	836	—
Net gain on dilution of interest in an associated company	(14,289)	(11,503)
Provision for impairment loss on investment securities	—	44,508
Operating (loss)/profit before working capital changes	(1,904)	9,263
Decrease in amounts due to associate companies	(91)	(467)
Decrease in short-term investments	4,605	7,002
Decrease in inventories	796	5,026
Decrease/(increase) in trade receivables, preference dividends receivable, prepayments, deposits and other receivables	26,772	(33,880)
(Decrease)/increase in trade payables, other payables and accrued liabilities	(12,605)	9,942
Net cash inflow/(outflow) from operations	17,573	(3,114)

(b) **Sale of subsidiaries**

Details of disposal of subsidiaries:

	2004	2003
	HK$'000	*HK$'000*
Net assets disposal of:		
Fixed assets	85	—
Deposits, prepayments and other receivables	161	—
Cash and bank balances	20	—
Accrued liabilities and other payables	(1,062)	—
	(796)	—
Write-off of unamortised goodwill	1,633	—
Loss on disposal	(836)	—
	1	—
Represented by:		
Cash consideration	1	—

Analysis of net cash outflow of cash and cash equivalents in respect of the disposal of subsidiaries:

	2004	2003
	HK$'000	*HK$'000*
Cash consideration received	1	—
Cash and cash equivalents of disposed subsidiaries	(20)	—
Net outflow of cash and cash equivalents	(19)	—

The Group and the Company had no material contingent liabilities as at 31st December 2004 (2003: Nil).

(a) **Commitments under operating leases**

At 31st December 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings	
	2004	2003
	HK$'000	*HK$'000*
Not later than one year	313	313
Later than one year and not later than five years	–	313
	313	626

	Equipment	
	2004	2003
	HK$'000	*HK$'000*
Not later than one year	–	416
Later than one year and not later than five years	–	340
	–	756

(b) The Group and the Company had no material capital commitments at 31st December 2004 (2003: Nil).

During the year, the maximum amount of advances due to a wholly owned subsidiary of Kwan Wing was approximately HK$34 million (2003: HK$43 million) *(notes 22 and 24).*

The balance due to the above-mentioned fellow subsidiary is unsecured, bears interest at Hong Kong dollar prime rate plus 2.5% per annum and has no fixed terms of repayment. The total interest paid on the advances for the year ended 31st December 2004 amounted to HK$2,167,000 (2003: HK$2,468,000).

Subsequent to the balance sheet date, the following transactions were entered into by the Group:

(i) On 2nd February 2005, the Company entered into a sale and purchase agreement to acquire 49% effective beneficial interest of the registered capital in Asia Union Film and Media ("Media Company") at a maximum consideration of HK$550.0 million (subject to adjustments), through the acquisition of Orient Ventures Limited ("Orient Ventures") (a wholly owned company of Mr. Johnson Ko ("Mr. Ko")), which will acquire 100% equity interest in Anglo Alliance Co., Limited ("Anglo Alliance") upon the completion of a deed on the same date. Upon completion of the acquisition, Beijing Hao Ge ShengShi Film & TV Culture Co, Limited ("Hao Ge"), a 98% owned subsidiary of Anglo Alliance, will become a sino-foreign joint venture and will hold 50% of the registered capital in Media Company.

The consideration of HK$550.0 million will be satisfied by the Company issuing 3,046,570,871 shares and 2,700,000,000 shares at an issue price of HK$0.049 and HK$0.042 per share respectively, and issuing a HK$287.3 million convertible note at a conversion price of HK$0.049 per share. After the completion of the acquisition, Orient Ventures, Anglo Alliance and Hao Ge will become subsidiaries of the Company. Media Company will become a 49% owned associated company of the Company. The acquisition is conditional upon the approval from the shareholders of the Company at an extraordinary general meeting to be held after the despatch of the circular. Details of the transactions are disclosed in the Company's announcement dated 2nd February 2005.

(ii) On 22nd February 2005, the Company issued a total of 654,850,000 shares at an issue price of HK$0.12 per share raising net proceeds of HK$76 million, as a result of a Placing and Top-up Subscription Agreement ("Agreement") entered into between the Company, Kwan Wing, a company wholly owned by Mr. Ko, Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing which Mr. Ko has approximately 96% beneficial interest in Techral (Kwan Wing and Techral together referred as "Vendors"), and Goldbond Securities Limited (the "Placing Agent"). Pursuant to the Agreement, the Placing Agent placed 654,850,000 existing shares held by the Vendors at placing price of HK$0.12 per share, and the Vendors subscribed for the same number of new shares equal to the number of shares sold by them respectively under the placing at the subscription price of HK$0.12 per share. Details of the transactions are disclosed in the Company's announcement dated 23rd February 2005.

The directors regard Kwan Wing, a company incorporated in the British Virgin Islands, as being the ultimate holding company.

The accounts were approved by the board of directors on 15th April 2005.

The table below lists out the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Name	Place of incorporation	Nominal value of issued ordinary share/ preference share/ registered capital	Interest held	Principal activities and place of operation
Beijing E-Pay Net Technology Co. Ltd.	PRC*	US$2,680,000 registered capital	70%	Provision of communication Services in the PRC
Beijing Jiya Telecommunication Engineering Co Ltd	PRC*	RMB2,680,000 registered capital	70%	Provision of computer telephony integration engineering service in the PRC
Barnwell Enterprises Limited	Hong Kong	HK$2 ordinary	#100%	Administrative services in Hong Kong
Entertainment Soundview Limited	Hong Kong	HK$10,000 ordinary	100%	Marketing and sales of home audio/video products in Hong Kong
Global Assets Limited	Hong Kong	HK$5,000,000 ordinary	100%	Group treasury and trading of audio and video equipment and components in Hong Kong
Million Way Enterprises Limited	British Virgin Islands	US$1 ordinary	100%	Investment holding
Netbroad Communication Limited	British Virgin Islands	HK$1 ordinary	100%	Investment holding
Prime Pacific International Limited	British Virgin Islands	US$50,000 ordinary	67%	Investment holding

Name	Place of incorporation	Nominal value of issued ordinary share/ registered capital	Interest held	Principal activities and place of operation
Smoothline Limited	Hong Kong	HK$7,500,000 ordinary	100%	Design, manufacturing and marketing of telecommunication products — inactive
Super China Development Limited	British Virgin Islands	US$1 ordinary	100%	Investment holding
Universal Appliances Limited	Hong Kong	HK$499,373,000 ordinary HK$43,337,000 preference	#100%	Investment holding

* Co-operative joint venture

Shares held directly by the Company

Except for Barnwell Enterprises Limited and Global Assets Limited, all other statutory accounts for year ended 31st December 2004 are not audited by PricewaterhouseCoopers.

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited accounts and restated/reclassified as appropriate, is shown below.

Results

	2004 *HK$'000*	2003 *HK$'000*	2002 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
Turnover					
Continuing operations	38,630	30,011	51,791	128,875	89,753
Discontinued operations	–	—	—	—	29,522
	38,630	30,011	51,791	128,875	119,275
Loss before tax	(8,839)	(69,851)	(171,355)	(165,710)	(587,456)
Taxation	(1,092)	(195)	—	—	645
Minority interests	–	—	76,252	27,306	93,081
Loss attributable to shareholders	(9,931)	(70,046)	(95,103)	(138,404)	(493,730)

Assets and liabilities

	2004 *HK$'000*	2003 *HK$'000*	2002 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
Fixed assets	2,520	2,560	6,030	83,520	43,213
Intangible assets	–	1,685	2,249	59,453	64,606
Interests in a jointly controlled entity	–	—	—	10,901	26,155
Investment in associated companies	15,348	15,837	39,742	—	—
Investment securities	36,000	36,000	80,508	55,662	58,414
Other assets	2,065	4,533	6,169	64,353	66,987
Current assets	38,046	72,653	38,643	304,180	342,536
Total assets	93,979	133,268	173,341	578,069	601,911
Current liabilities	35,070	59,428	32,803	190,851	95,869
Long-term liabilities	5,000	10,000	21,216	50,715	45,119
Total liabilities	40,070	69,428	54,019	241,566	140,988
Minority interests	–	—	—	120,752	107,821
Net assets	53,909	63,840	119,322	215,751	353,102

The net loss attributable to shareholders for each of the four years ended 31st December 2000, 2001, 2002 and 2003 and the shareholders' equity as at the respective balance sheet dates have been restated as a result of the change in the accounting policies for intangible assets in 2001. Loss before taxation and taxation for the year ended 31st December 2000 have not been restated for the continuing and discontinued operations as the directors consider this would involve extra costs and time to do so.

本集團過去五個財政年度之業績及資產與負債概要摘錄自經審核賬目編製，並經適當重新列賬／重新分類後如下。

業績

	二零零四年	二零零三年	二零零二年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額					
持續經營業務	**38,630**	30,011	51,791	128,875	89,753
已終止業務	**—**	—	—	—	29,522
	38,630	30,011	51,791	128,875	119,275
除稅前虧損	**(8,839)**	(69,851)	(171,355)	(165,710)	(587,456)
稅項	**(1,092)**	(195)	—	—	645
少數股東權益	**—**	—	76,252	27,306	93,081
股東應佔虧損	**(9,931)**	(70,046)	(95,103)	(138,404)	(493,730)

資產及負債

	二零零四年	二零零三年	二零零二年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
固定資產	**2,520**	2,560	6,030	83,520	43,213
無形資產	**—**	1,685	2,249	59,453	64,606
佔共同控制公司之權益	**—**	—	—	10,901	26,155
於聯營公司之投資	**15,348**	15,837	39,742	—	—
投資證券	**36,000**	36,000	80,508	55,662	58,414
其他資產	**2,065**	4,533	6,169	64,353	66,987
流動資產	**38,046**	72,653	38,643	304,180	342,536
資產總值	**93,979**	133,268	173,341	578,069	601,911
流動負債	**35,070**	59,428	32,803	190,851	95,869
長期負債	**5,000**	10,000	21,216	50,715	45,119
負債總值	**40,070**	69,428	54,019	241,566	140,988
少數股東權益	**—**	—	—	120,752	107,821
資產淨值	**53,909**	63,840	119,322	215,751	353,102

由於無形資產之會計政策於二零零一年出現變化，因此截至二零零零年、二零零一年、二零零二年及二零零三年十二月三十一日止四年度各年之股東應佔虧損淨額及有關年度結算日之股東權益均已重列。由於董事認為須涉及額外成本及時間，故並無重列截至二零零零年十二月三十一日止年度持續及終止經營業務之除稅前虧損及稅項。

公司名稱	註冊成立地點	已發行普通股／註冊資本之面值	所持權益	主要業務及營業地點
捷來有限公司	香港	7,500,000港元普通股	100%	設計、生產及推廣電訊產品 — 無運作
Super China Development Limited	英屬處女群島	1美元普通股	100%	投資控股
友利電訊工業有限公司	香港	499,373,000港元普通股 43,337,000港元優先股	#100%	投資控股

* 合作經營公司

\# 股份由本公司直接持有。

除Barnwell Enterprises Limited及Global Assets Limited外，所有其他截至二零零四年十二月三十一日止年度之法定賬目均未經羅兵咸永道會計師事務所審核。

董事會已於二零零五年四月十五日批准此賬目。

董事會認為對本集團本年度業績造成主要影響或屬於其資產淨值之重大部份之本公司附屬公司載列如下。董事認為，提供其他附屬公司之資料，會過於冗長。

公司名稱	註冊成立地點	已發行普通股／優先股／註冊資本之面值	所持權益	主要業務及營業地點
北京易付網網絡科技有限公司	中國*	2,680,000美元註冊資本	70%	在中國提供通訊服務
北京吉亞通信工程有限公司	中國*	人民幣2,680,000元註冊資本	70%	在中國提供電腦電話集成工程服務
Barnwell Enterprises Limited	香港	2港元普通股	#100%	在香港提供行政管理服務
Entertainment Soundview Limited	香港	10,000港元普通股	100%	在香港推廣及銷售家用影音產品
Global Assets Limited	香港	5,000,000港元普通股	100%	在香港提供集團司庫服務及影音設備及元件之貿易
Million Way Enterprises Limited	英屬處女群島	1美元普通股	100%	投資控股
Netbroad Communication Limited	英屬處女群島	1港元普通股	100%	投資控股
Prime Pacific International Limited	英屬處女群島	50,000美元普通股	67%	投資控股

本集團於結算日後進行之交易如下：

(i) 二零零五年二月二日，本公司訂立買賣協議，藉收購Orient Ventures Limited(「Orient Ventures」)(高振順先生(「高先生」)全資擁有之公司)收購北京保利華億傳媒文化有限公司(「傳媒公司」)註冊資本中49%實際實益權益，最高代價為550,000,000港元(可予調整)。Orient Ventures將於契據在同日完成後收購Anglo Alliance Co., Limited(「Anglo Alliance」)全部股權。收購完成後，Anglo Alliance擁有98%之中外合資附屬公司北京浩歌盛世影視文化有限公司(「浩歌」)，將持有傳媒公司50%註冊資本。

550,000,000港元代價之支付方式如下：本公司以發行價每股0.049港元發行3,046,570,871股股份、以發行價每股0.042港元發行2,700,000,000股股份，另以換股價每股0.049港元發行287,300,000港元可換股票據。收購完成後，Orient Ventures、Anglo Alliance及浩歌將成為本公司之附屬公司，而傳媒公司則將為本公司擁有49%之聯營公司。收購須待本公司股東於通函寄發後舉行之股東特別大會上批准方會作實。此項交易之詳情已於本公司在二零零五年二月二日發表之公佈中披露。

(ii) 二零零五年二月二十二日，因本公司、Kwan Wing(高先生全資擁有之公司)、Techral Holdings Limited(「Techral」，Kwan Wing之附屬公司，高先生於Techral擁有約96%實益權益)(Kwan Wing及Techral統稱為「賣方」)及金榜証券控股有限公司(「配售代理人」)所訂立之配售及補足認購協議(「該協議」)，本公司按發行價每股0.12港元發行合共654,850,000股股份，籌得約76,000,000港元款項。根據該協議，配售代理按每股0.12港元配售654,850,000股現有股份，而賣方亦已按認購價每股0.12港元認購相等於彼等分別所出售股份數目之新股份。此項交易之詳情已於本公司在二零零五年二月二十三日發表之公佈中披露。

董事認為，最終控股公司為於英屬處女群島註冊成立之Kwan Wing。

本集團及本公司於二零零四年十二月三十一日並無重大或然負債(二零零三年：無)。

(a) **經營租約承擔**

於二零零四年十二月三十一日，本集團須就不可註銷營業租約於日後支付之最低租金總額如下：

	土地及樓宇	
	二零零四年	二零零三年
	千港元	*千港元*
於一年內到期	**313**	313
一年後但不超過五年	**—**	313
	313	626

	設備	
	二零零四年	二零零三年
	千港元	*千港元*
於一年內到期	**—**	416
一年後但不超過五年	**—**	340
	—	756

(b) 本集團及本公司於二零零四年十二月三十一日並無任何重大資本承擔(二零零三年：無)。

年內，由Kwan Wing之全資附屬公司提供墊款之最高金額約為34,000,000港元(二零零三年：43,000,000港元)*(附註22及24)*。

應付上述同系附屬公司之結餘並無抵押，按港元最優惠貸款利率加年利率2.5厘計算利息，且無固定還款期。截至二零零四年十二月三十一日止年度該墊款之已付利息總額為2,167,000港元(二零零三年：2,468,000港元)。

(b) **出售附屬公司**

出售附屬公司之資料：

	二零零四年 千港元	二零零三年 千港元
所出售資產淨值：		
固定資產	85	—
按金、預付款項及其他應收款項	161	—
現金及銀行結存	20	—
應計負債及其他應付款項	(1,062)	—
	(796)	—
未攤銷商譽撇銷	1,633	—
出售之虧損	(836)	—
	1	—
資金來源：		
現金代價	1	—

有關出售附屬公司之現金及現金等額流出淨額之分析如下：

	二零零四年 千港元	二零零三年 千港元
已收現金代價	1	—
出售附屬公司之現金及現金等額	(20)	—
現金及現金等額流出淨額	(19)	—

(a) 日常業務之經營溢利／(虧損)與營運產生之現金流入／(流出)淨額調節表

	二零零四年 *千港元*	二零零三年 *千港元*
除稅前經營溢利／(虧損)	8,593	(27,706)
利息收入	(36)	(31)
折舊	425	3,457
合營公司投資訂金撥備	2,468	—
無形資產之攤銷	52	472
開發成本之撇銷	—	92
出售固定資產虧損淨額	47	(26)
出售附屬公司虧損	836	—
攤薄聯營公司／附屬公司權益收益淨額	(14,289)	(11,503)
投資證券減值虧損撥備	—	44,508
營運資金變動前經營(虧損)／溢利	(1,904)	9,263
應付聯營公司款項減少	(91)	(467)
短期投資減少	4,605	7,002
存貨減少	796	5,026
應收賬款、應收優先股息、預付款項、按金及其他應收款項減少／(增加)	26,772	(33,880)
應付賬款、其他應付款項及應計負債(減少)／增加	(12,605)	9,942
營運之現金流入／(流出)淨額	17,573	(3,114)

本公司

	股份溢價*(ii)*	累積虧絀	總計
	千港元	*千港元*	*千港元*
於二零零三年一月一日	162,789	(74,107)	88,682
發行股份	9,564	—	9,564
年內虧損	—	(71,937)	(71,937)
於二零零三年十二月三十一日	172,353	(146,044)	26,309
於二零零四年一月一日	172,353	(146,044)	26,309
年內虧損	—	(1,827)	(1,827)
於二零零四年十二月三十一日	172,353	(147,871)	24,482

附註：

(i) 本集團股份溢價來自根據二零零二年之集團重組收購友利電訊工業有限公司全部已發行股本而發行本公司股份之面值之差額，以及所收購之友利電訊工業有限公司之綜合資產淨值。根據開曼群島公司法（二零零三年修訂本）（第22章）股份溢價可在若干指定情況下分派予股東。

(ii) 本公司之股份溢價指根據相同之二零零二年集團重組收購附屬公司股份之公平值，超出本公司作為交換代價而發行股份之面值之餘額。根據開曼群島公司法（二零零三年修訂本）（第22章），公司可在若干先前所述情況下從股份溢價中撥款分派予股東。

本集團

	股份溢價	合併儲備(i)	外幣換算	累積虧絀	總計
	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	162,789	860,640	(171)	(934,087)	89,171
發行股份	9,564	—	—	—	9,564
年內虧損淨額	—	—	—	(70,046)	(70,046)
於二零零三年十二月三十一日	172,353	860,640	(171)	(1,004,133)	28,689
於二零零四年一月一日	172,353	860,640	(171)	(1,004,133)	28,689
年內虧損淨額	—	—	—	(9,931)	(9,931)
於二零零四年十二月三十一日	172,353	860,640	(171)	(1,014,064)	18,758
由下列公司保留之儲備：					
本公司及附屬公司	172,353	860,640	(171)	(950,291)	82,531
聯營公司	—	—	—	(63,773)	(63,773)
於二零零四年十二月三十一日	172,353	860,640	(171)	(1,014,064)	18,758
由下列公司保留之儲備：					
本公司及附屬公司	172,353	860,640	(171)	(955,229)	77,593
聯營公司	—	—	—	(48,904)	(48,904)
於二零零三年十二月三十一日	172,353	860,640	(171)	(1,004,133)	28,689

購股權

根據本公司於二零零二年七月三十日採納為期十年之購股權計劃(「購股權計劃」),本公司可向合資格人士(定義見購股權計劃)授出購股權,而合資格人士於每獲授購股權時須向本公司支付1.00港元作為代價。每名合資格人士於任何12個月期間內因行使而獲授之購股權(包括已行使、已註銷及未行使之購股權)而發行及將發行之股份總數,不得超過當時已發行股份1%。除非股東批准根據購股權計劃可授出之購股權股份總數,不得超過277,429,315股,即購股權計劃獲採納當日,已發行股份總數10%。

根據購股權計劃每份購股權之有關認購價不得低於(i)向合資格人士授出購股權當日聯交所每日報價表所示之股份收市價;或(ii)授出購股權之前5個交易日聯交所每日報價表所示之股份平均收市價;或(iii)本公司股份面值(以較高者為準)。購股權持有人毋須持有購股權一段最短時間亦可擁有有關權利或行使購股權,而購股權可於本公司董事會釐定之購股權行使期內行使。

年內授出之購股權如下:

授出購股權之日期	於二零零四年一月一日之未行使購股權數目	年內授出之購股權數目	年內已註銷/失效之購股權數目	於二零零四年十二月三十一日之未行使購股權數目	行使期	每股行使價 *港元*
1/12/2004	—	277,400,000	—	277,400,000	1/1/2005至31/12/2009	0.054
	—	277,400,000	—	277,400,000		

	已發行及繳足				
	每股面值0.01港元之優先股		每股面值0.01港元之普通股		總計
	股份數目		股份數目		
	千股	*千港元*	*千股*	*千港元*	*千港元*
於二零零三年一月一日	240,760	2,408	2,774,293	27,743	30,151
發行股份	—	—	500,000	5,000	5,000
於二零零三年十二月三十一日	240,760	2,408	3,274,293	32,743	35,151
於二零零四年一月一日及二零零四年十二月三十一日	240,760	2,408	3,274,293	32,743	35,151

於二零零三年一月一日至二零零四年十二月三十一日期間，本公司之法定及已發行股本有以下變動：

(a) 二零零三年九月十五日，本公司主要股東Techral Holdings Limited(「Techral」)與本公司股東Kwan Wing Holdings Limited(「Kwan Wing」)分別向獨立私人投資者進行300,000,000股及200,000,000股本公司每股面值0.01港元普通股之私人配售，每股作價0.03港元。同日，本公司與Techral及Kwan Wing訂立協議以認購總共500,000,000股本公司股本中每股面值0.01港元之新普通股，每股作價0.03港元，並藉此籌得約14,500,000港元之所得款項淨額。發行股份所得款項超出所發行股份面值之部份在扣除約436,000港元股份發行開支後為9,564,000港元，乃撥入股份溢價賬。

優先股

優先股東有權在指定期間以一對一比率(或會調整)將指定數目之優先股兑換為本公司之普通股，並可收取非累計現金股息。該等股息之息率及付息日與本公司就普通股宣派之股息率及付息日相同。

(i) 於二零零四年十二月三十一日欠同系附屬公司之數額按港元最優惠貸款利率加年利率2.5厘(二零零三年：最優惠貸款利率加年利率2.5厘)計息，並無抵押及須於要求時償還。

(ii) 該數額指為清繳友利電訊工業有限公司、捷來有限公司及Greatsino Electronic Limited與該客戶於二零零四年一月二十六日協定之法定申索所致之款項餘額。去年已撥備合共2,100,000美元，支付方式如下：(a)首筆款項300,000美元；及(b)於其後分18期每期支付100,000美元款項，直至全數清繳總額2,100,000美元為止(預期將為於二零零五年八月)。

短期貸款乃以本集團聯營公司之若干股份作抵押，按年利率17厘計息並已於二零零四年二月償清。

應付同系附屬公司款項按港元最優惠貸款利率加年利率2.5厘(二零零三年：最優惠貸款利率加年利率2.5厘)計息。結餘均無抵押，亦預計無須於一年內償還。

於二零零四年十二月三十一日，應付同系附屬公司(其亦為附屬公司之少數股東)結餘達50,715,000港元。惟此結餘抵銷該同一附屬公司之少數股東相同之借方款額。此結餘為無抵押、免息，亦無固定還款期。

	法定				
	每股面值0.01港元之優先股		**每股面值0.01港元之普通股**		**總計**
	股份數目		**股份數目**		
	千股	*千港元*	*千股*	*千港元*	*千港元*
於二零零三年一月一日及二零零三年十二月三十一日	240,760	2,408	5,000,000	50,000	52,408
於二零零四年一月一日及二零零四年十二月三十一日	240,760	2,408	5,000,000	50,000	52,408

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
股本證券：				
於香港上市	–	4,073	–	—
於香港以外地區上市	–	532	–	532
	–	—	–	—
上市股本證券市值	–	4,605	–	532

於二零零四年十二月三十一日，應付賬款之賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
0至3個月	18	30
6個月以上	320	33
	338	63

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
已收按金、應計費用及其他應付款項	2,178	5,669	155	319
欠同系附屬公司款項 *(附註(i))*	24,705	16,488	–	—
法律費用撥備及解決法律爭議 *(附註(ii))*	6,757	17,208	–	—
	33,640	39,365	155	319

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
於合資公司投資之按金	**–**	2,468
會所債券	**2,065**	2,065
	2,065	4,533

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
製成品	**105**	901

於二零零四年十二月三十一日，以可變現淨值列賬之存貨之賬面值達105,000港元(二零零三年：901,000港元)。

於二零零四年十二月三十一日，應收賬款之賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
0至3個月	**1,125**	750
4至6個月	**85**	1,716
6個月以上	**477**	299
	1,687	2,765

本集團大部份銷售均以30至90日為信貸限期。

本集團於二零零三年十二月三十一日之預付款項、按金及其他應收款項，包括於年內全數贖回之面值24,138,000港元之可贖回優先股。

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
上市股份投資，按原值		
一 香港以外地區 *(附註a)*	23,414	23,414
非上市股份投資，按原值		
一 香港以外地區 *(附註b)*	143,508	143,508
	166,922	166,922
減：減值虧損撥備		
一 上市股份	23,414	23,414
一 非上市股份	107,508	107,508
	130,922	130,922
	36,000	36,000
上市股份之市值 *(附註a)*	1,287	—

附註：

(a) 香港以外地區之上市股份指於一家在美國註冊成立之全國證券經紀商公會櫃台交易報告板(「OTCBB」)上市公司1,500,000股股份(相當於普通股總數6.8%)之投資。該接受投資公司由一九九八年十月三日起除牌並於二零零四年重新掛牌買賣。此項上市投資之市值乃根據於二零零四年十二月三十一日在OTCBB之收市價0.11美元計算。

(b) 於二零零四年十二月三十一日，本集團持有為數143,508,000港元之15,000,000股聯營公司天地數碼之無投票權可兌換優先股。經本年度之調整，於兌換時該等優先股可以經調整換股價每股4.40港元(可予調整)兌換為約26,420,000股上市聯營公司天地數碼普通股。每年優先股之固定累計現金股息按每股優先股面值以年率5%收取。於二零零四年十二月三十一日之應收股息達21,797,000港元。

於二零零四年十二月三十一日，本集團已就此投資作出所持天地數碼優先股之減值虧損撥備約107,508,000港元(二零零三年：107,508,000港元)。

與一間重大聯營公司天地數碼集團有關之經營業績及財政狀況資料乃按截至二零零四年十二月三十一日止年度經審核賬目編製，現載列如下：

本年度經營業績

	二零零四年	二零零三年
	千港元	*千港元*
營業額	**169,236**	73,252
本年度虧損	**59,734**	140,065

於十二月三十一日之資產負債表概要

	二零零四年	二零零三年
	千港元	*千港元*
固定資產	**36,343**	61,768
無形資產	**28,075**	27,752
於共同控制公司之投資	**6,685**	7,717
流動資產	**211,382**	158,222
流動負債	**(135,754)**	(109,692)
非流動負債	**(80)**	(116)
少數股東權益	**(117,761)**	(118,263)
股東資金	**28,890**	27,388

聯營公司於二零零四年及二零零三年十二月三十一日並無重大或然負債。

名稱		註冊成立國家／地點	已發行普通股／優先股／註冊股本面值	間接持有權益 二零零四年	二零零三年	主要業務及營業地點
(i)	天地數碼集團(續)					
	電資訊國際有限公司	香港	10,000港元普通股	21.95%	25.09%	在香港提供國際金融市場資訊及精選消費者數據
	Telequote Network (Singapore) Pte. Limited	新加坡	2坡元普通股	21.95%	25.09%	在新加坡提供國際金融市場資訊及精選消費者數據
	Show Case International Limited	英屬處女群島	1美元普通股	21.95%	25.09%	持有國內電影版權
	Victory Beat Limited	英屬處女群島	1美元普通股	21.95%	25.09%	投資控股
(ii)	北京電發網博科技有限公司	中華人民共和國	人民幣5,000,000元註冊資本	35.00%	35.00%	提供互聯網電話服務

名稱	註冊成立國家／地點	已發行普通股／優先股／註冊股本面值	間接持有權益 二零零四年	二零零三年	主要業務及營業地點
(i) 天地數碼集團（續）					
Dynamic Network Limited	英屬處女群島	1美元普通股	21.95%	25.09%	投資控股
天地數碼科技有限公司	香港	2港元普通股	21.95%	25.09%	在香港及東南亞國家設計、集成及鋪設數碼廣播設備，以及開發有關軟件及服務產品
天地數碼科技（深圳）有限公司	中華人民共和國	6,000,000港元註冊資本	21.95%	25.09%	在中國開發數碼廣播相關軟硬件
天地數碼技術（蘇州）有限公司	中華人民共和國	人民幣100,000,000元註冊資本	15.37%	17.56%	在中國買賣數碼廣播設備及相關產品
Digital Video Networks Company Limited	中華人民共和國	8,000,000美元註冊資本	21.95%	25.09%	在中國設計、集成及鋪設數碼廣播設備，以及開發有關軟件及產品
Digital Video Networks (Shanghai) Company Limited	中華人民共和國	5,000,000美元註冊資本	21.95%	25.09%	在中國設計、集成及鋪設數碼廣播設備，及開發相關軟件及產品

	本集團	
	二零零四年	二零零三年
	千港元	千港元
分佔資產淨值	7,660	7,793
收購聯營公司時產生之商譽減攤銷	8,023	8,470
應付聯營公司款項淨額	(335)	(426)
	15,348	15,837
上市投資市值	164,312	126,917
投資(按原值):		
香港上市股份	276,514	276,514
中國非上市股份	1,636	1,636
	278,150	278,150

與聯營公司之結餘為無抵押及不計息，且無固定還款期。

主要聯營公司於二零零四年十二月三十一日之詳情如下：

名稱	註冊成立國家/地點	已發行普通股/優先股/註冊股本面值	間接持有權益 二零零四年	間接持有權益 二零零三年	主要業務及營業地點
(i) 天地數碼集團					
天地數碼(控股)有限公司(「天地數碼」)	百慕達	51,637,000港元普通股	21.95%	25.09%	投資控股
DVN (Group) Limited	英屬處女群島	10美元普通股 15,000,000美元優先股	21.95%	25.09%	投資控股
天地數碼(管理)有限公司	香港	2港元普通股	21.95%	25.09%	在香港提供行政管理服務

	本公司	
	二零零四年	二零零三年
	千港元	*千港元*
非上市股份，按原值	**193,018**	193,018
減值虧損撥備	**(140,000)**	(140,000)
	53,018	53,018
應收附屬公司款項	**31,883**	672
應付附屬公司款項	**(25,661)**	(2,373)
	59,240	51,317

與附屬公司之結餘為無抵押及不計息，且無固定還款期。

主要經營附屬公司資料載於賬目附註34。

	本集團		
	商譽	開發成本	總計
	千港元	*千港元*	*千港元*
截至二零零四年十二月三十一日止年度			
於二零零四年一月一日	1,685	—	1,685
攤銷開支 *(附註5)*	(52)	—	(52)
出售附屬公司時撇銷 *(附註27(b))*	(1,633)	—	(1,633)
於二零零四年十二月三十一日	—	—	—
於二零零四年十二月三十一日			
成本	2,075	—	2,075
累積攤銷及撇銷	(442)	—	(442)
出售附屬公司時撇銷 *(附註27(b))*	(1,633)	—	(1,633)
賬面淨值	—	—	—
於二零零三年十二月三十一日			
成本	2,075	1,415	3,490
累積攤銷	(390)	(1,415)	(1,805)
賬面淨值	1,685	—	1,685

	本集團		
	於香港以外之長期租約土地及樓宇	機器、設備及其他資產	總計
	千港元	*千港元*	*千港元*
原值			
於二零零四年一月一日	2,907	8,518	11,425
添置	—	517	517
撇銷	—	(367)	(367)
出售	—	(250)	(250)
出售附屬公司 *(附註27(b))*	—	(100)	(100)
於二零零四年十二月三十一日	2,907	8,318	11,225
累積折舊			
於二零零四年一月一日	696	8,169	8,865
年內計入支出	114	311	425
撇銷	—	(367)	(367)
出售	—	(203)	(203)
出售附屬公司 *(附註27(b))*	—	(15)	(15)
於二零零四年十二月三十一日	810	7,895	8,705
賬面淨值：			
於二零零四年十二月三十一日	2,097	423	2,520
於二零零三年十二月三十一日	2,211	349	2,560

(b) 五名最高薪人士

本集團年內五名最高薪酬之人士包括兩名(二零零三年：一名)董事，其酬金見上文呈報之分析。其餘三名(二零零三年：四名)人士年內之酬金如下：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
基本薪金、房屋福利與其他津貼及實物利益	**862**	1,115
強制性公積金定額供款	**36**	49
	898	1,164

酬金所屬組別如下：

	本集團	
	二零零四年	二零零三年
	人數	*人數*
酬金組別		
零至1,500,000港元	**3**	4

(a) **董事酬金**

年內應付本公司董事之酬金總額如下：

	二零零四年 *千港元*	二零零三年 *千港元*
袍金：		
非執行董事	471	288
其他酬金：		
執行董事		
基本薪金、房屋福利與其他津貼及實物利益	2,305	1,896
強制性公積金定額供款	15	12
	2,791	2,196

董事酬金所屬組別如下：

	二零零四年 *董事人數*	二零零三年 *董事人數*
酬金組別：		
零至1,000,000港元	5	3
1,500,001港元至2,000,000港元	1	1
	6	4

年內並無任何有關董事訂立安排放棄或同意放棄任何酬金。

本集團概無向董事支付酬金作為加入本集團之獎勵或失去職位之補償。

香港利得税乃按年內估計應課税溢利按17.5%税率撥備(二零零三年：零港元)。由於本集團於年內並無任何應課税溢利，故並無就海外利得税於賬目作出撥備(二零零三年：零港元)。

本集團之除税前虧損之税項與使用香港之税率所得出之理論金額如下：

	二零零四年	二零零三年
	千港元	*千港元*
除税前虧損	**(8,839)**	(69,851)
按17.5%之税率計算之税項(二零零三年：17.5%)	**(1,547)**	(12,224)
其他國家不同税率之影響	**1,342**	568
毋須納税之收入	**(3,550)**	(53,053)
不可扣税之開支	**4,490**	59,570
未獲確認之税務虧損	**357**	5,139
往年税款撥備不足	**—**	195
税項開支	**1,092**	195

由於不肯定在可見將來遞延税項資產淨值可否變現，故並無就遞延税項於賬目作出撥備。

倘若透過未來應課税溢利實現相關税務優惠之可能性並不肯定時，則不會就結轉税項虧損確認遞延所得税資產。於二零零四年十二月三十一日，本集團有為數約274,321,000港元(二零零三年：294,276,000港元)之未確認税項虧損結轉以抵銷未來應課税收入，當中有約16,452,000港元之税項虧損將會於二零零九年屆滿。

於本公司賬目入賬之普通股股東應佔虧損為1,827,000港元(二零零三年：71,937,000港元虧損)。

每股基本虧損乃根據本年度本集團普通股股東應佔虧損9,931,000港元(二零零三年：70,046,000港元)及於年內已發行普通股之加權平均數3,274,293,157股(二零零三年：2,897,580,828股)計算。

由於截至二零零四年及二零零三年十二月三十一日止兩年度可換股優先股對每股之基本虧損具有反攤薄影響，故並無呈示該兩年之每股攤薄虧損。

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
扣除		
無形資產攤銷：		
商譽	52	104
開發成本	–	368
開發成本撇銷	–	92
存貨撇銷	112	—
呆壞賬撥備	–	298
呆壞賬撇銷	1,589	870
出售固定資產虧損	47	—
短期投資未變現虧損淨額	–	3,946
解決法律爭議撥備	–	13,852
合營公司投資按金撥備	2,468	—
匯兌虧損，淨額	124	—

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
下列項目之利息開支：		
短期貸款	396	2,166
應付同系附屬公司款項		
一須於五年內全數償還	2,167	2,468
	2,563	4,634

經營溢利／(虧損)已計入及扣除下列各項：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
計入		
出售固定資產之收益淨額	—	26
存貨撥備撥回	116	—
短期投資未變現虧損撥回	3,946	—
呆壞賬撥備撥回	—	21,036
增值税退税	323	—
贖回優先股之收益	—	5,793
扣除		
出售存貨成本	18,049	17,013
提供服務成本	2,407	3,966
折舊	425	3,457
核數師酬金	495	450
出售附屬公司虧損	836	—
員工成本(不包括董事酬金，附註10(a))：		
工資及薪金	2,099	1,502
未動用年假	19	—
離職補償	58	—
強制性公積金定額供款：		
本年度	73	71
去年撥備不足	57	—
	2,306	1,573
經營租約租金：		
土地及樓宇	703	1,324
設備	—	416
	703	1,740

次要報告形式—地區分部(續)

	二零零三年			
	營業額	分部業績	總資產	資本開支
	千港元	*千港元*	*千港元*	*千港元*
香港	24,006	19,666	109,014	14
中國大陸	6,005	(2,864)	8,417	18
	30,011	16,802	117,431	32
投資證券之減值虧損		(44,508)		
經營虧損		(27,706)		
於聯營公司之權益			15,837	
總資產			133,268	

次要報告形式 — 地區分部

本集團於兩大地區經營：

(i) 香港 — 家用影音器材及元件之貿易及股票買賣；及

(ii) 中國大陸 — 提供電腦電話整合工程及IP相關服務。

地區分部之間概無銷售活動。

次要報告形式—地區分部

	二零零四年			
	營業額	分部業績	總資產	資本開支
	千港元	*千港元*	*千港元*	*千港元*
香港	34,741	8,947	71,766	517
中國大陸	3,889	(354)	6,865	–
	38,630	8,593	78,631	517
投資證券之減值虧損		–		
經營溢利		8,593		
於聯營公司之權益			15,348	
			93,979	

	二零零三年			
	家用音響 千港元	電訊 千港元	股票買賣 千港元	總計 千港元
營業額	16,362	6,005	7,644	30,011
分部業績	(790)	(2,864)	4,056	402
短期投資未變現虧損淨額				(3,946)
呆壞賬撥備撥回				21,036
投資證券減值虧損				(44,508)
攤薄聯營公司權益收益淨額				11,503
壞賬撥備				(298)
未分配成本				(11,895)
經營虧損				(27,706)
融資費用				(4,634)
應佔聯營公司未分配虧損				(37,511)
除稅前虧損				(69,851)
稅項				(195)
除稅後虧損				(70,046)
少數股東權益				—
股東應佔虧損				(70,046)
分部資產	827	8,417	4,073	13,317
於聯營公司之投資				15,837
未分配資產				104,114
總資產				133,268
分部負債	20	2,251		2,271
未分配負債				67,157
				69,428
資本開支				
分配		18		18
未分配				14
折舊				
分配	8	2,778		2,786
未分配				671
攤銷		368		368
遞延開發成本撇銷		92		92
其他非現金開支	124	50		174

	二零零四年			
	家用音響 千港元	電訊 千港元	股票買賣 千港元	總計 千港元
營業額	18,180	3,889	16,561	38,630
分部業績	(3,092)	(354)	1,249	(2,197)
短期投資未變現虧損撥回				3,946
呆壞賬撇銷				(1,589)
攤薄聯營公司權益收益淨額				14,289
出售附屬公司虧損				(836)
合營公司投資按金撥備				(2,468)
未分配成本				(2,552)
經營溢利				8,593
融資費用				(2,563)
應佔聯營公司未分配虧損				(14,869)
除税前虧損				(8,839)
税項				(1,092)
除税後虧損				(9,931)
少數股東權益				—
股東應佔虧損				(9,931)
分部資產	21,168	5,229	535	26,932
於聯營公司之投資				15,348
未分配資產				51,699
總資產				93,979
分部負債	32,313	755	1,534	34,602
未分配負債				5,468
				40,070
資本開支				
分配				—
未分配				517
折舊				
分配	262	29	—	291
未分配				134
攤銷				52

主要報告形式 — 業務分部

本集團分為三個主要業務分部：

(i) 家用音響 — 家用影音器材及元件之貿易；

(ii) 電訊 — 提供電腦電話整合工程及IP相關服務；及

(iii) 股票買賣 — 證券買賣。

各業務分部間概無銷售活動。

[illegible]

本集團主要從事家用影音器材及元件之貿易，證券買賣及提供電腦電話整合工程及IP相關服務。年內確認之收入如下：

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
營業額：		
銷貨	**18,180**	16,362
股票買賣	**16,561**	7,644
提供電腦電話整合工程及IP相關服務	**3,889**	6,005
	38,630	30,011
其他收入：		
聯營公司優先股股息收入	**5,813**	5,813
佣金收入	**65**	671
利息收入	**36**	31
來自以下公司之管理費收入：		
有關連公司	**—**	900
聯營公司	**144**	200
其他	**212**	160
雜項	**10**	62
	6,280	7,837
收入總額	**44,910**	37,848

(p) 借貸成本

因收購、建造或生產需要經過一段長期間方可作擬定用途或出售之資產而直接產生之借貸成本均撥充資本，作為該等資產之部份成本。

所有其他借貸成本均於產生之年度自損益賬扣除。

(q) 分部報告

根據本集團之內部財務報告，本集團決定以業務分部資料作為主要呈報方式，而地區分部資料則為次要呈報方式。

未分配成本指企業支出。分部資產主要包括無形資產、固定資產、存貨、應收款項及經營現金，但不包括證券投資，而分部負債則包括經營負債。資本開支包括固定資產*(附註11)*及無形資產*(附註12)*之增加。

在地區分部報告方面，銷售額乃按客戶所在國家計算，而總資產及資本開支則根據資產所在地計算。

(o) 僱員福利

(i) 僱員所享有假期

僱員所享有年假及長期服務假期於計算僱員有關假期時確認，並就僱員截至結算日所提供之服務估計年假及長期服務假期所引致之負債而作出撥備。

僱員之病假、產假及其他不可累積之補假乃於僱員休假時方才確認。

(ii) 退休福利成本

本集團根據強制性公積金計劃條例，為所有合資格僱員設立定額供款退休福利計劃(「強積金計劃」)。強積金計劃已於二零零零年十二月一日起生效。有關供款按有關僱員之基本薪金若干百分比計算，並於根據強積金計劃規則應付時自損益賬扣除。強積金計劃之資產由獨立管理基金持有，與本集團資產分開管理。本集團之僱主供款一旦根據強積金計劃作出，即屬僱員所有，惟倘僱員在可全數收取供款前離職，則本集團之僱主自願供款將根據計劃規則退還予本集團。

本公司於中華人民共和國(不包括香港)(「中國」)之附屬公司均參與中國(不包括香港)政府設立之國家管理退休福利計劃。該退休福利計劃之供款即該等附屬公司須向該計劃支付之供款額，乃根據附屬公司僱員薪金之若干百分比計算，並於作出供款之期間自損益賬扣除。

(iii) 股權薪酬福利

購股權乃按授出購股權當日根據本公司購股權計劃釐定之價格授予董事及僱員，並可按有關價格行使。薪酬開支不予確認。當購股權行使時，所收到之所得款項在扣除交易費用後將作為股本及股份溢價入賬。

(m) **遞延稅項**

遞延稅項採用負債法就資產及負債之稅基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。主要暫時差異來自結轉稅項虧損遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之暫時差異抵銷而確認。

附屬公司及聯營公司投資之遞延稅項乃就投資產生之暫時差異而撥備，但假若可以控制暫時差異之撥回，並有可能在可預見未來不會撥回則除外。

(n) **收入確認**

貨品銷售所得之收入於擁有權之風險及回報轉讓時確認，一般與貨品付運予客戶及所有權移交同時發生。

管理費收入按應計基準計算。

證券買賣收入於所有權轉移時確認。

利息收入以未償還本金及實際適用利率按時間比例計算。

股息收入乃於收取股息之權利確立時確認。

(i) **應收賬項**

應收賬項存疑時須作出撥備。資產負債表之應收賬項乃在扣除該項撥備後入賬。

(j) **現金及現金等額**

現金及現金等額以成本計入資產負債表。為編製現金流量報表，現金及現金等額包括現金及銀行通知存款。

(k) **撥備**

撥備乃於本集團由於過往事件而導致出現目前或引申之法定或推定責任，而承擔責任可能引致資源外流，且款項可確切預計時進行確認。

(l) **或然負債及或然資產**

或然負債乃因過往事件而可能出現之債務，而僅視乎日後會否出現一件或以上非本集團可完全控制之事件方可作實；亦可指因過往事件而產生，但由於不大可能引致經濟資源外流或不能確切預計該債務之數額而未確認之目前債務。

或然負債不會確認入賬，但會於賬目附註中披露。倘經濟資源外流之可能性出現變化，致使可能導致經濟資源外流，則會確認為撥備。

或然資產乃因過往事件而可能出現之資產，而僅視乎日後會否出現一件或以上非本集團可完全控制之事件方可作實。

或然資產不會確認入賬，但於可能接收外來經濟利益時在賬目附註中披露。倘可實際確定接收外來經濟利益，則會確認為資產。

(f) 投資

(i) 投資證券

投資證券指擬持續策略性持有或長期持有之上市及非上市股本證券投資，按個別投資項目之原值減去減值虧損撥備入賬。

個別投資之賬面值在每個結算日均作檢討，以評估其公平價值是否已下調至低於賬面值。當出現非暫時性之下調，則該等證券之賬面值須削減至其公平價值。減值虧損於損益賬確認為開支。倘導致撇減或撇銷之情況或事件不再存在，而且有充份證據顯示新情況或新事件將於可見將來持續出現，則會在損益賬撥回上述減值虧損。

(ii) 短期投資

短期投資按結算日之公平價值列賬。上述投資因公平價值改變而出現之未變現盈虧於產生期間在損益賬確認。出售短期投資出現之損益指出售所得款項淨額與賬面值之差額，並在產生時於損益賬確認。

(g) 存貨

存貨按成本值及可變現淨值兩者中之較低者入賬。成本值按先入先出法計算，而可變現淨值則以估計銷售所得款項減去預期銷售費用基準計算。

(h) 外幣換算

外幣交易乃按交易日期之匯率換算。結算日以外幣列值之貨幣資產及負債則按該日之匯率換算，由此產生之匯兑差額均撥入損益賬處理。

附屬公司及聯營公司以外幣列值之資產負債表均按結算日之匯率換算，損益賬則按年內平均匯率換算。匯兑差額撥入儲備作變動處理。

(c) 固定資產*(續)*

(ii) 減值及出售損益

在每個結算日審核內部及外部資料，衡量是否有跡象顯示固定資產之資產已出現減值。倘出現任何該等跡象，則會估計資產之可收回數額，並在適用之情況下確認減值虧損，以將資產賬面值降至可收回數額。減值虧損在損益賬確認入賬。

出售固定資產之損益乃有關資產之銷售所得款項淨額與賬面值之差額，並於損益賬確認入賬。

(d) 經營租約

凡資產擁有權之絕大部分風險及回報仍由出租公司承擔之租約均視作經營租約。經營租約租金在扣除來自出租公司之任何優惠後按租期以直線法自損益賬扣除。

(e) 無形資產

(i) 商譽

商譽乃指收購代價超逾本集團所佔該附屬公司或聯營公司資產淨值於收購當日之公平值之數額，並以直線法於20年期間攤銷。

(ii) 研究和開發成本

研究成本於產生時作為費用入賬。就開發項目而言，若已表明技術上具可行性，具完成所開發產品之明確目標，且擁有可完成此項目之可動用資源，開支可清楚界定，並可售出或使用該資產，而該資產日後有望產生經濟利益，則可將開發項目成本確認為無形資產。該等開發成本可確認為一種資產，並可按直線法於不超逾五年之期間攤銷，以反映有關經濟利益獲確認之情況。未能符合上述標準之開發行成本於產生時作為費用入賬。先前確認為費用之發展成本不可在期後確認為一項資產。

(b) **集團會計** *(續)*

(i) ***綜合賬目*** *(續)*

出售附屬公司之損益指出售所得款項與本集團分佔其資產淨值及任何未攤銷商譽及任何已計入儲備而先前未有在綜合損益賬扣除或確認之匯兑差額間之差額。

少數股東權益指外界股東所佔附屬公司經營業績及資產淨值之權益。

在本公司之資產負債表，於附屬公司之投資乃按成本減去減值虧損撥備入賬。本公司乃按已收及應收股息計算附屬公司之業績。

(ii) ***聯營公司***

聯營公司指並不屬於附屬公司或共同控制公司、長期持有其股權且對其管理有重大影響力之公司。

綜合損益賬計入本集團於年內應佔聯營公司之業績，而綜合資產負債表亦會根據股本法計入本集團應佔聯營公司之資產淨值及收購產生之商譽或負商譽(減累積攤銷)。

當於聯營公司之投資賬面值達至零時，即不再以權益會計法入賬，惟本集團因聯營公司而承擔債務或擔保債務則除外。

(c) **固定資產**

(i) ***固定資產***

固定資產按原值減累積折舊及累積減值虧損入賬。

固定資產折舊乃採用直線法按下列估計各項資產之可使用年期計算，以撇銷其原值累積減值虧損之數額：

位於香港以外地區之長期租約土地及樓宇	25年或按租期 (以較短者為準)
機器、設備及其他資產	3至10年

裝修撥充資本，並按在本集團之估計可用年期折舊。

本公司於二零零二年五月二十七日根據開曼群島公司法(二零零二年修訂本)(第22章)在開曼群島註冊成立為受豁免有限公司。

編撰賬目時採納之主要會計政策載列如下:

(a) 編製基準

該等賬目乃按香港公認之會計原則及香港會計師公會(「會計師公會」)頒佈之會計準則根據歷史成本法而編撰,惟下文所述之短期投資除外。

會計師公會已頒佈多項全新及經修訂並於二零零五年一月一日或其後開始之會計期間生效之香港財務匯報準則以及香港會計準則(「新香港財務匯報準則」)。本集團於編製截至二零零四年十二月三十一日止年度之財務報表時,並無提早採納新香港財務匯報準則。本集團已就該等新香港財務匯報準則之影響進行評估,惟尚未能斷定該等新香港財務匯報準則對其經營業績及財務狀況會否造成重大影響。

(b) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及其全部附屬公司截至十二月三十一日止之賬目。

附屬公司指本公司直接或間接控制過半數投票權,並有權支配財務及經營政策、委任或撤除董事會大部份成員,或在董事會會議控制大多數票之公司。

年內所收購或出售之附屬公司之業績均由實際收購日起計入綜合損益賬或計至實際出售日止(視情況而定)。

所有集團內公司間之重大交易及集團內結存均已於綜合賬目時對銷。

綜合權益變動表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
於一月一日之權益總額		63,840	119,322
發行股份	25及26	–	15,000
股份發行費用	25及26	–	(436)
本年度虧損淨額	26	(9,931)	(70,046)
於十二月三十一日之權益總額		53,909	63,840

綜合現金流轉表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
來自／(用於)營運之現金淨額	27(a)	17,573	(3,114)
已付利息		(2,563)	(4,634)
來自／(用於)經營業務之現金淨額		15,010	(7,748)
投資活動			
已收利息		36	31
購買固定資產		(517)	(32)
出售固定資產所得款項		—	71
出售附屬公司現金流入淨額	27(b)	(19)	—
(用於)／來自投資活動之現金流入淨額		(500)	70
融資活動前之現金流入／(流出)淨額		14,510	(7,678)
融資活動			
扣除費用後發行股份所得款項淨額		—	14,564
應付同系附屬公司款項增加／(減少)		3,217	(14,728)
短期借貸(償還)／墊支		(20,000)	20,000
融資活動之現金(流出)／流入淨額		(16,783)	19,836
現金及現金等額之(減少)／增加		(2,273)	12,158
一月一日之現金及現金等額		16,425	4,267
十二月三十一日之現金及現金等額		14,152	16,425
現金及現金等額結餘之分析			
現金及銀行結存		14,152	16,425

資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
於附屬公司之投資	13	59,240	51,317
流動資產			
預付款項、按金及其他應收款項		1	—
短期投資	20	—	532
現金及銀行結存		547	9,930
		548	10,462
流動負債			
其他應付款項及應計負債	22	155	319
流動資產淨值		393	10,143
資產總值減流動負債		59,633	61,460
資金來源：			
股本	25	35,151	35,151
儲備	26	24,482	26,309
		59,633	61,460

高振順	沈嘉奕
董事	*董事*

綜合資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
固定資產	11	2,520	2,560
無形資產	12	—	1,685
於聯營公司之權益	14	15,348	15,837
投資證券	15	36,000	36,000
其他資產	16	2,065	4,533
		55,933	60,615
流動資產			
存貨	17	105	901
應收賬款	18	1,687	2,765
應收優先股股息	15(b)	21,797	15,984
預付款項、按金及其他應收款項	19	305	31,973
短期投資	20	—	4,605
現金及銀行結餘		14,152	16,425
		38,046	72,653
流動負債			
應付賬款	21	338	63
應付税項		1,092	—
其他應付款項及應計負債	22	33,640	39,365
短期借貸 — 有抵押	23	—	20,000
		35,070	59,428
流動資產淨值		2,976	13,225
資產總值減流動負債		58,909	73,840
資本來源：			
股本	25	35,151	35,151
儲備	26	18,758	28,689
股東資金		53,909	63,840
少數股東權益	24	—	—
		53,909	63,840
非流動負債			
應付同系附屬公司款項	24	5,000	10,000
		58,909	73,840

高振順　　　　沈嘉奕
董事　　　　董事

綜合損益賬

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
營業額	3	38,630	30,011
銷售成本		(31,091)	(24,567)
毛利		7,539	5,444
其他收入	3	6,280	7,837
市務、銷售及分銷成本		(1,007)	(1,233)
行政費用		(16,564)	(15,246)
投資證券之減值虧損		–	(44,508)
攤薄聯營公司權益之收益淨額		14,289	11,503
其他經營(費用)／收入淨額		(1,944)	8,497
經營溢利／(虧損)	5	8,593	(27,706)
融資費用	6	(2,563)	(4,634)
分佔聯營公司之虧損		(14,869)	(37,511)
除税前虧損		(8,839)	(69,851)
税項	7	(1,092)	(195)
除税後虧損		(9,931)	(70,046)
少數股東權益		–	–
股東應佔虧損	8 & 26	(9,931)	(70,046)
		港仙	港仙
基本每股虧損	9	(0.30)	(2.41)

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

致友利控股有限公司全體股東
(於開曼群島註冊成立之有限公司)

本核數師已完成審核第21頁至第65頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向全體股東報告。除此之外，本報告別無其他目的。本核數師不就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大之錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二零零四年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之虧損及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零五年四月十五日

審核委員會

訂定審核委員會職權之書面權限乃根據香港會計師公會刊發之「成立審核委員會指引」編撰。

審核委員會在本集團審核範疇上成為董事會與本公司核數師之重要橋樑，並負責檢討外部及內部審核、內部監控及風險評估之效益。委員會由本公司三名獨立非執行董事組成，分別為Wilton Timothy Carr Ingram先生、袁健先生及黃友嘉博士。本年度曾召開兩次會議。

結算日後事項

於結算日後之重要事項載於賬目附註31。

核數師

賬目已由羅兵咸永道會計師事務所審核，其將退任並願意於膺選連任。

代表董事會

主席
高振順

香港，二零零五年四月十五日

關連交易

一項亦屬於香港聯合交易所有限公司證券上市規則(「上市規則」)所指之關連交易而須根據上市規則第14章予以披露之關連人士交易如下:

年內,Kwan Wing之全資附屬公司於去年向本集團最高墊支款項為34,000,000港元(二零零三年:43,000,000港元)*(賬目附註22及24)*。

結欠上述同系附屬公司之數額並無抵押及固定還款期,按港元最優惠利率加2.5%年率計息。截至二零零四年十二月三十一日止年度就該筆墊支已付利息2,167,000港元(二零零三年:2,468,000港元)。

本公司董事(包括獨立非執行董事)認為並向本公司確認,上述關連交易乃於本集團一般日常業務運作中進行。

優先購買權

本公司組織章程細則並無有關優先購買權之規定,而開曼群島法例亦無對該等權利施加任何限制。

購買、贖回或出售證券

本公司於年內概無贖回任何股份,而本公司及其附屬公司於年內亦無買賣本公司任何股份。

管理合同

於本年內,本公司並無就整體業務或任何重要業務之管理或行政工作簽訂或存有任何合約。

遵守上市規則最佳應用守則

本公司於整個年度均一直遵守上市規則所載之最佳應用守則,惟全體董事(不包括執行主席,但不限於非執行董事)並無特定任期,且須根據本公司之組織章程細則於股東週年大會上輪流退任及重選連任。

董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益(續)

除上文所披露者及除高先生作為本公司之信託持有附屬公司之若干名義股份外，董事、主要行政人員(包括彼等之配偶及十八歲以下子女)或彼等之聯繫人士於二零零四年十二月三十一日概無於本公司及其聯營公司(定義見證券及期貨條例)之股份有任何實益權益。

本公司主要股東於股份及相關股份之權益

於二零零四年十二月三十一日，除下文披露者及上文「董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益」一節所披露者外，按照本公司根據證券及期貨條例第336條之規定，概無任何其他人士擁有本公司已發行股本5%或以上之主要股東權益。

a. 本公司每股面值0.01港元普通股

		股份數目	
名稱		直接權益	間接權益
Blue World Investments Limited		82,654,000	—
Leung Chi Yan	*(附註)*	—	82,654,000

附註： 權益由Leung Chi Yan先生實益擁有之Blue World Investments Limited持有。

b. 本公司每股面值0.01港元可兌換優先股

		股份數目	
名稱		直接權益	間接權益
Blue World Investments Limited		240,760,000	—
Leung Chi Yan	*(附註)*	—	240,760,000

附註： 權益由Blue World Investments Limited持有。此等股份可兌換為本公司240,760,000股普通股，可予調整。

董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益(續)

(B) 天地數碼(控股)有限公司(「天地數碼」)*(續)*

附註:(續)

(ii) *(續)*

31,032,522股天地數碼普通股由本公司之全資附屬公司友利電訊工業有限公司直接持有。

2,956,000股天地數碼普通股由本公司間接全資附屬公司All Mark Limited持有。

2,822,000股天地數碼普通股由高先生全資擁有之First Gain International Limited持有。

3,144,000股天地數碼普通股由Kwan Wing持有。

2,040,816股天地數碼普通股由高先生之配偶持有。

(iii) 本公司間接全資附屬公司Million Way Enterprises Limited亦持有由天地數碼全資附屬公司DVN (Group) Limited發行之15,000,000美元優先股。經本年度之調整，於兌換時該等優先股可以經調整換股價每股4.4港元(可予調整)兌換為大約26,420,000股上市聯營公司天地數碼普通股。

(C) 可認購天地數碼普通股之權利

天地數碼向本公司一名董事授出之購股權變動如下:

董事	授出購股權日期	於二零零四年一月一日尚未行使購股權數目	年內授出購股權數目	年內註銷╱失效購股權數目	於二零零四年十二月三十一日尚未行使購股權數目	行使期	每股行使價
							港元
高先生	23/7/2002	3,000,000	—	—	3,000,000	24/7/2002 — 23/7/2005	1.470
	10/12/2003	450,000	—	—	450,000	1/1/2004 — 31/12/2006	0.824
		3,450,000	—	—	3,450,000		

董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益

依據本公司按證券及期貨條例(「證券及期貨條例」)第352條而設立之董事權益登記冊所示，於二零零四年十二月三十一日，各董事及主要行政人員擁有之本公司及其聯營公司(定義見證券及期貨條例第十五部)之股份、相關股份及債權證權益如下：

(A) 本公司

姓名	附註	每股面值0.01港元普通股數目 個人權益	家族權益	公司權益
高振順先生(「高先生」)	*(i)*	18,640,000	—	1,000,437,150

(B) 天地數碼(控股)有限公司(「天地數碼」)

姓名	附註	每股面值0.10港元之普通股數目 個人權益	家族權益	公司權益
高先生	*(ii)*	343,000	2,040,816	158,357,940

附註：

(i) Kwan Wing Holdings Limited(「Kwan Wing」)及其附屬公司Techral Holdings Limited (「Techral」)分別實益擁有本公司普通股360,399,000股及640,038,150股。高先生擁有Kwan Wing全部直接權益，及Techral實益權益約96%。

(ii) 其中118,403,418股天地數碼普通股直接由Prime Pacific International Limited(「Prime Pacific」)持有。Prime Pacific由Gold Pagolda Incorporated(「Gold Pagolda」)及Prime Gold International Limited (「Prime Gold」)分別持有67%及33%權益。

Kwan Wing擁有Prime Gold 82.45%權益。

Gold Pagolda為本公司之間接全資附屬公司，而該公司乃由高先生所控制。

董事及高級管理人員之個人資料簡介(續)

高級管理人員

姓名	年齡	職位	服務年資	業務經驗
黃少庚先生	53	Netbroad Communication Limited董事總經理	5	電訊服務、工程及管理
張彬先生	39	北京吉亞通信工程有限公司董事總經理	10	電訊服務、工程及管理
賀德懷先生	44	集團財務總監	11	財務及會計
陳錦坤先生	32	公司秘書	5	會計及企業財務

董事之服務合約

於即將舉行之股東週年大會上備選連任之董事概無與本公司簽訂任何於一年內不作賠償(法定賠償除外)則不可終止之服務合約。

董事之合約權益

除下文「董事及主要行政人員於本公司或任何聯營公司之股份、相關股份及債權證權益」及「關連交易」部份所披露者外,直至年終為止本年度內任何時間,董事於本公司、其同系附屬公司及其控股公司參與訂立而與本集團業務有關之重大合約中,概無直接或間接擁有重大權益。

董事及高級管理人員之個人資料簡介

董事

姓名	年齡	職位	服務年資	業務經驗
高振順先生	53	主席兼執行董事	11	媒體與直接投資及金融服務
蔡東豪先生	40	非執行董事*	1	媒體及企業財務
沈嘉奕先生	43	署理行政總裁兼執行董事**	1	企業財務、投資、會計
張釗榮先生	49	非執行董事	5	製造業
Wilton Timothy Carr Ingram先生	57	獨立非執行董事	9	投資、經紀及直接投資
黃友嘉博士	47	獨立非執行董事	5	製造、國際貿易及企業財務
袁健先生	50	獨立非執行董事	1	財務及會計

* 蔡先生於二零零四年十月十二日至二零零五年三月十四日期間任職執行董事及集團董事總經理。

** 沈先生為署理行政總裁。

董事

於本年度及截至本年報日期，董事會之成員如下：

執行董事

高振順先生
沈嘉奕先生**　　（於二零零五年三月十四日獲委任）

非執行董事

張釗榮先生
蔡東豪先生*　　（於二零零四年十月十二日獲委任）

獨立非執行董事

Wilton Timothy Carr Ingram先生
黃友嘉博士
袁健先生　　（於二零零四年九月二十三日獲委任）

*　蔡先生於二零零四年十月十二日至二零零五年三月十四日期間出任執行董事及集團董事總經理。

**　沈先生為署理行政總裁。

遵照本公司之組織章程細則第86(3)及87(1)條之規定，蔡東豪先生、沈嘉奕先生、袁健先生及Wilton Timothy Carr Ingram先生於即將舉行之股東週年大會上退任，惟願於該大會上重選連任。

儲備

本集團及本公司儲備於本年度之變動詳情載於賬目附註26。

可分派儲備

根據開曼群島公司法(二零零二年修訂本)第22章及本公司之組織章程細則計算，本公司於二零零四年十二月三十一日之可供分派儲備合共為24,482,000港元(二零零三年：26,309,000港元)；為股份溢價賬之貸方數額172,353,000港元(二零零三年：172,353,000港元)減於當日之累計虧損147,871,000港元(二零零三年：146,044,000港元)。本公司可於若干情況下自股份溢價賬向股東作出分派。

主要供應商及主要客戶

本集團主要供應商及主要客戶所佔採購及銷售百分比如下：

採購	
— 最大供應商	80%
— 五大供應商合計	99%
銷售	
— 最大客戶	40%
— 五大客戶合計	52%

據董事所知，並無董事、彼等之聯繫人士或任何據董事所知擁有本公司已發行股本5%以上之股東實益擁有上述主要供應商或主要客戶之任何權益。

購股權計劃(續)

根據購股權計劃，每份購股權之認購價不得低於(i)向合資格人士授出購股權當日聯交所每日報價表所示之股份收市價；或(ii)授出購股權之前5個交易日聯交所每日報價表所示之股份平均收市價；或(iii)股份面值(以最高者為準)。購股權計劃並無規定承授人須持有購股權一段最短時限方可擁有或行使購股權，而購股權可於本公司董事會釐定之購股權有效期內行使。

年內，本公司曾向合資格人士授出277,400,000份購股權，可於二零零五年一月一日至二零零九年十二月三十一日期間根據購股權計劃以行使價0.054港元認購本公司之股份。

於本年報日期，本公司仍可授出29,315份購股權，佔現有已發行股本少於0.01%。

全面行使於二零零四年十二月三十一日尚未行使之購股權將導致發行額外277,400,000股普通股，佔二零零四年十二月三十一日時已發行股本約8.47%或佔二零零五年四月十五日時已發行股本約7.06%。

於二零零四年十二月三十一日，根據計劃已授出而未尚未行使之購股權詳情如下：

	購股權授出日期	於二零零四年一月一日尚未行使之購股權數目	年內授出之購股權數目*	年內註銷／失效之購股權數目	年內行使之購股權數目	於二零零四年十二月三十一日尚未行使之購股權數目	行使期	每股行使價格 港元
合資格人士(不包括董事)	1/12/2004	—	277,400,000	—	—	277,400,000	1/1/2005至31/12/2009	0.054
		-	277,400,000	-	-	277,400,000		

附註：

* 董事認為於年內授出之購股權之價值取決於多項難以確定或只能根據一些理論性基準及揣測性假設確定之變數。因此，董事相信任何購股權價值之計算無意義並可能在此情況下令股東產生誤解。

董事會茲提呈截至二零零四年十二月三十一日止年度之董事會報告及經審核賬目。

主要業務及經營地區分析

本公司之主要業務為投資控股。主要附屬公司業務則載於賬目附註34。

本集團本年度按業務及地區分類之表現載於賬目附註4。

業績及股息

本集團本年度之業績載列於第21頁之綜合損益賬。

董事會不建議派發截至二零零四年十二月三十一日止年度之股息。

五年財務概要

本集團過去五個財政年度之業績及資產與負債概要載於第66頁。

固定資產

本集團固定資產之變動詳情載於賬目附註11。

股本

本公司股本之變動詳情載於賬目附註25。

購股權計劃

本公司於二零零二年七月三十日採納新購股權計劃(「購股權計劃」)。購股權計劃旨在肯定及表揚合資格人士對本集團作出之貢獻。根據購股權計劃之釋義，合資格人士包括(但不限於)本集團董事、僱員、合作夥伴及聯繫人士。

根據該10年期購股權計劃，本公司可向合資格人士授出購股權，而合資格人士每獲授購股權時須向本公司支付1.00港元之代價。任何12個月期間內個別合資格人士行使所獲授購股權(包括已行使、已註銷及未行使之購股權)已發行及可發行之股份總數，不得超過當時之已發行股份1%。除獲得股東事先批准外，根據購股權計劃可授出之購股權所涉及之最高數目不得超過277,429,315股股份，相等於採納購股權計劃時已發行股份總數10%。

流動資金及財務資源

於二零零四年十二月三十一日，本集團持有之現金存款之總額為14,200,000港元，較二零零三年十二月三十一日減少2,200,000港元。於二零零四年十二月三十一日之流動比率與資本負債比率(即長期負債與淨值之比率)分別為1.085及0.093，而二零零三年十二月三十一日則為1.222及0.157。

除內部流動現金及進行集資外，本集團於年內亦動用短期借貸融通撥付營運所需。年內之所有借貸均按市場利率計算。短期借貸乃以聯營公司之股份作抵押，並已於年內全數償還。於年終，本集團並無任何尚未償還之長期銀行貸款，亦無任何尚未償還之銀行透支。集團並無面對重大外匯波動風險。本集團將繼續倚賴內部流動現金及借貸撥付營運開支。本集團亦會倚賴變現其資產及進行集資來應付未來需要。

結算日後，本集團透過配售本公司額外股份集資約76,000,000港元。

所持重大投資

年內，所持重大投資並無任何變動，本集團於年內亦無任何重大資產收購或出售行動。除上述者外，本集團之資產並無任何變動。

僱員數目與薪酬、薪酬政策、花紅與購股權計劃及培訓計劃

於二零零四年十二月三十一日，本集團共有6名香港全職僱員及約21名中國僱員。本集團為銷售部門及非銷售部門之僱員訂有不同之薪酬計劃。銷售人員之薪酬會根據目標盈利之方式計算，包括薪金及銷售佣金。工程及產品開發部等非銷售部門之人員則會獲取月薪，而本集團會不時作出檢討並根據個別表現而作出調整。除薪金外，本集團為員工提供之福利亦包括醫療保險、員工公積金供款及酌情培訓津貼。本集團亦會視乎業績表現而酌情給予購股權及花紅。

未來前景

本集團將重新調整業務重點，安排本公司主力發展高增長之媒體業務，並會藉收購Anglo Alliance進軍廣告收益增長可觀的媒體行業。本集團亦會發掘媒體行業的其他商機，以拓展其核心媒體業務以及建立一個完備的價值鏈平台。

本集團於天地數碼之重大投資為經營國內之數碼廣播行業，在中國過渡到數碼廣播之時，憑藉天地數碼向市場提供數碼方案的領導地位，其收益與溢利潛力可期。

最後，本集團將繼續實現業務多元化以及推行可以加強收入及資產基礎之策略。本集團將繼續發掘在香港或海外進行策略收購之商機。此外，本集團將伺機於股本及資本市場內拓展資本基礎。

署理行政總裁
沈嘉奕

香港，二零零五年四月十五日

雖然可能面對IPTV方面之競爭，天地數碼相信，在不久將來，數碼有線將仍會是要能夠接觸最多觀眾而又最符合成本效益的方式。惟天地數碼亦準備提供IPTV業之硬件及服務，以把握此行業出現迅速增長時之機遇。天地數碼已準備好可同時在有線及IPTV網絡操作的雙制式機頂盒，而整體來説亦已積極採取多種措施裝備自己，以把握中國邁向數碼化所衍生的商機。

通訊部門

本集團之通訊部門因競爭環境激烈而於二零零四年受挫。管理層正檢討此部門之運作以便制訂出長遠策略，另一方面亦正重新調整此項業務之焦點，以配合旗下的新核心媒體業務。

影音分銷部門

影音分銷部門之營業額錄得邊際升幅，惟利潤率因市場競爭而進一步萎縮。本集團將繼續發掘利潤較高之新業務產品。

解決法律爭議

二零零四年一月，本集團與一名客戶訂立協議以解決本集團若干附屬公司與此客戶之間的一切現有及潛在申索，為此，本集團需於直至二零零五年八月為止的18個月內支付合共2,100,000美元。

建議收購Anglo Alliance Co., Limited

二零零五年二月，本集團訂約以550,000,000港元收購Anglo Alliance之全部已發行股本，詳見本公司於二零零五年二月二日發表之公佈。Anglo Alliance為媒體內容及廣告服務供應商，並在中國參與經營一「旅遊衛視」頻道。

業務回顧

集團於年內的業績不俗，全因作出了多項正面的轉變，建立了平台迎接二零零五年業務之強勁發展。本年度集團繼續去年之政策，大幅削減經營成本以配合既定業務策略及減省成本措施，使到集團於二零零四年再次錄得經營溢利，惜此仍未足以抵銷集團應佔聯營公司天地數碼(控股)有限公司(「天地數碼」，其為香港上市公司)之虧損。二零零五年二月，董事會重新調整集團策略，透過建議收購Anglo Alliance而涉足國內高增長之媒體業務。此項收購成為本集團拓展中國媒體業務之平台。雖然董事會與友利控股之管理層對二零零四年之整體業績未感滿意，猶幸公司於年內所作努力已卓見成效，並預計會對二零零五年之業績帶來正面貢獻。

於二零零四年，本集團錄得之虧損大幅減少，年內之營業額為38,630,000港元，而上年度則為30,011,000港元。股東應佔虧損淨額為9,931,000港元，而二零零三年則錄得70,046,000港元之虧損淨額。

以下為各部門之營運回顧。

數碼廣播投資

天地數碼為集團之重要投資之一。今日的天地數碼已經通過與Motorola之合作，邁向成為中國首屈一指的數碼設備及服務供應商而努力。至目前為止，Motorola已投資15,000,000美元取得天地數碼約20%股權。通過此項投資，天地數碼成功爭取全球著名數碼有線技術供應商作為策略夥伴，保證了天地數碼於中國技術市場之龍頭地位。Motorola之業務遍及各範疇的數碼寬頻技術，由前端系統方案到消費者終端產品均一應俱備，亦踞美國機頂盒市場之領導地位。通過與Motorola之攜手合作，此具備豐富經驗及專業知識的策略夥伴將有助確保天地數碼能夠順利開展其數碼有線業務。

根據中國國家廣播電影電視總局(「SARFT」)的數字，轉用數碼廣播已成為電台及電視業的重要契機。不少有線營辦商與電訊營辦商競爭，後者透過本身的光纖電訊網絡實現了雙向互動，相信他們有朝一日更可以推出互聯網協定電視(「IPTV」)服務。因此，中國國家廣播電影電視總局明白到其必須盡快完成轉型數碼廣播之工作，並以二零一五年作為全面結束模擬服務之限期。更迫在眉睫的是，中國國家廣播電影電視總局希望趕及在二零零八年北京奧運時讓相當大部分民眾接收到數碼訊號。基於形勢迫切，天地數碼預期有線營辦商在推廣數碼有線技術方面會更加進取。

鳴謝

本人謹藉此機會對全體董事及僱員於年內作出之努力及貢獻致以衷心謝意，亦感謝各股東、合作夥伴及聯繫人士之不斷支持。

主席

高振順

香港，二零零五年四月十五日

業務方針配合微觀宏觀發展

二零零四年對大多數行業而言均具挑戰性，集團亦不例外。全球經濟在原材料成本上升(包括原油價格錄得破記錄的新高)以及利率上升之陰影下，仍得享另一個增長滿意的年頭。中港兩地的市場也蓬勃發展：國內人均國民生產總值上升，而香港失業率持續下降，加上大批國內旅客訪港帶旺跨境旅遊及零售貿易，使兩地皆呈繁盛景象。

消費者在中港兩地投資及消費之意欲旺盛。中國一級城市(包括香港)之房地產價格在沙士後展現出強勁勢頭，故住房價格於二零零四年錄得平均達中至高水平的雙位數升幅。回顧過去，亞太區國家(特別是有經濟七小龍之譽的國家)皆曾出現類似的增長模式，先由出口帶動旅遊業，進而推動消費者開支增長；而中國消費者貨品(包括奢侈品)銷情之大幅增長正好顯示此模式亦會於中國再現。

上述宏觀及地區方面之正面發展固然為本公司之未來發展營造出有利的形勢，其他利好發展亦包括：國內有更多商業界別對外開放；網絡技術透過數碼化而取得迅速發展，產生了價格相宜之頻寬供應，使到透過寬頻電視及影像串流而提供內容之業務面對龐大需求；而通訊界別之持續發展亦突顯出媒體及數碼融匯(亦即是說不同媒體之融匯)之重要性，並以提供消費者喜愛之內容為最終目標。諸諸種種正是本集團重組業務，將重點放在國內媒體界別的底因。本集團於二零零五年二月二日宣佈有條件收購Anglo Alliance Co. Ltd.(「Anglo Alliance」)。若集團成功收購Anglo Alliance，預期本集團不單只會即時獲市場重新評級，而此項收購亦可以與天地數碼之業務產生協同效益，從而提高集團於天地數碼投資之價值。

未來及展望

友利控股已佔據有利之戰略位置，當可在國內方興未艾之媒體行業內大展拳腳。媒體行業為消費界別中重要的一環，現時依然預期此行業於二零零五年起之表現將繼續超越整體經濟表現，此勢頭最快要到二零零八年北京舉辦奧運之時方會稍竭。集團深信此策略將可以為股東帶來豐厚回報，日後回首亦會證明此是友利控股近年發展路上最重要的轉捩點。

董事會

高振順先生
蔡東豪先生
沈嘉奕先生
張釗榮先生
Wilton Timothy Carr Ingram先生
黃友嘉博士
袁健先生

公司秘書

陳錦坤先生

核數師

羅兵咸永道會計師事務所
執業會計師

律師

麥堅時律師行

註冊辦事處

Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies
Cayman Islands

香港主要營業地點

香港
金鐘
夏慤道16號
遠東金融中心4306-07室

香港股份過戶登記處

登捷時有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心
地下

目錄

友利控股有限公司

二零零四年年報

友利控股